ANNUAL INFORMATION FORM

YEAR ENDED JUNE 30, 2010

September 23, 2010

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	i
BASIS OF PRESENTATION	i
FORWARD-LOOKING STATEMENTS	i
GLOSSARY OF TERMS AND PROPER NAMES	iv
CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
RISK FACTORS	24
DIRECTORS AND SENIOR MANAGEMENT	35
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
AUDIT FEES	51
INDEPENDENCE OF EXPERTS	52
LEGAL PROCEEDINGS	52
TRANSFER AGENT AND REGISTRAR	52
MATERIAL CONTRACTS	52
ADDITIONAL INFORMATION	53

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in, and form part of, this Annual Information Form (“AIF”):

•
the audited consolidated balance sheets as at June 30, 2009 and June 30, 2010 and the audited consolidated statements of earnings and retained earnings and changes in financial position for each of the years in the three year period ended June 30, 2010 (collectively, the “Financial Statements”);

•	management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2010 (the “MD&A”); and

•	the business acquisition report dated February 12, 2010 in respect of the acquisition by the Corporation of Cytopia Limited on January 29, 2010 (the “BAR”).

All of the documents referred to above have been filed on SEDAR (System for Electronic Document Analysis and Retrieval) and are available to the public at www.sedar.com. Further information may also be found on the Company’s website at www.ymbiosciences.com.

BASIS OF PRESENTATION

Except where the context otherwise requires, all references in this AIF to the “Company”, “YM”, “we”, “us”, “our” or similar words or phrases are to YM Biosciences Inc. and its subsidiaries, taken together.  In this AIF, references to “US$” are to US dollars and references to “C$” or “$” are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at June 30, 2010.

FORWARD-LOOKING STATEMENTS

This AIF, including any documents incorporated by reference, contains “forward-looking statements” within the meaning of the United States federal securities laws.  The words “may”, “believe”, “will”, “anticipate”, “expect”, “estimate”, “project”, “future” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in this AIF, including any documents incorporated by reference, include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;

•	our intentions with respect to acquiring or investing in production facilities;

•	production quantities;

•	our ability to obtain sufficient supplies of our products;

•	our ability to identify licensable products or research suitable for licensing and commercialization;

•	the locations of our clinical trials;

•	our intention to license products from multiple jurisdictions;

•	our ability to obtain necessary funding on favorable terms or at all;

•	our potential sources of funding;

•	our business strategy;

•	our drug development plans;

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•	our ability to obtain licenses on commercially reasonable terms;

•	the effect of third party patents on our commercial activities;

•	our intentions with respect to developing manufacturing, marketing or distribution programs;

•	our expectations with respect to the views toward our products held by potential partners;

•	our plans for generating revenue;

•	our plans for increasing expenditures for the development of certain products;

•	our strategy for protecting our intellectual property;

•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and

•	our plans for future clinical trials and for seeking clinical clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;

•	general economic, business and market conditions;

•	our ability to successfully and timely complete clinical studies;

•	product development delays and other uncertainties related to new product development;

•	our ability to attract and retain business partners and key personnel;

•	the risk of our inability to profitably commercialize our products;

•	the extent of any future losses;

•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;

•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;

•	dependence on third parties for successful commercialization of our products;

•	inability to obtain development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;

•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	uncertainty related to intellectual property liability rights and liability claims asserted against us;

•	the uncertainty of recovery of advances to subsidiaries;

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•	the impact of competitive products and pricing;

•	future levels of government funding; and

•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this AIF and our other filings on SEDAR.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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GLOSSARY OF TERMS AND PROPER NAMES

This glossary contains general terms used in the discussion of the biopharmaceutical industry, as well as specific technical terms used in the descriptions of our technology and business.

Adjuvant: Substance added to a vaccine to enhance its immunogenicity (i.e. its ability to stimulate an immune response). May also mean “at the time of surgery” as in “treatment with another agent of its type at, or close to, the time of surgery”.

Amgen: Amgen Incorporated

ASCO: The American Society of Clinical Oncology

AstraZeneca: AstraZeneca PLC

Board: board of directors of YM

BMS: Bristol Myers Squibb

Cancer Vaccine: Vaccines or candidate vaccines designed to treat cancer. Active immunotherapy

CIMAB: CIMAB S.A., a Cuban company responsible for commercializing products developed at CIM

CIMYM and CIMYM BioSciences: CIMYM BioSciences Inc., an 80% owned joint venture subsidiary of YM

CIMYM (Barbados): CIMYM Inc., a predecessor company to CIMYM BioSciences, incorporated under the laws of Barbados

CR: Complete Response, the disappearance of a tumor

CRO: contract research organization

Clinical Trial Application (“CTA”): previously known as an Investigational New Drug application which must be filed and accepted by the regulatory agency, Health Canada, before each phase of human clinical trials may begin

Cytoprotective: Having the capacity to protect cells

Cytotoxic: Having capacity to kill cells

Daiichi: Daiichi Pharmaceutical Co. Ltd. or Daiichi Sankyo Co., Ltd.

DELEX: Delex Therapeutics Inc., a wholly-owned subsidiary of YM which was wound up on April 30, 2006 into the Corporation

EGFR: A protein known as Epidermal Growth Factor Receptor

EMA (formerly EMEA): The European Medicines Agency - the European health regulatory authority

Epithelial: Derived from epithelium, which is the layer of cells forming the epidermis of the skin and the surface layer of the serous and mucous membranes

Eximias: Eximias Pharmaceutical Corporation

FAK: Focal Adhesion Kinase – a kinase target in cancer drug development

FDA: US Food and Drug Administration

FMS: Feline McDonough Strain – a kinase target in cancer in other disease conditions

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Genentech: Genentech Incorporated

Genmab: Genmab A/S

Glioma: A form of brain cancer involving the malignant transformation of a glial cell

GMP: good manufacturing practices, i.e. guidelines established by the governments of various countries, including Canada and the US, to be used as a standard in accordance with the World Health Organization’s Certification Scheme on the quality of pharmaceutical products

HER-1: Tumors expressing/producing the EGF receptor

Humanized: The process whereby an antibody derived from murine cells is altered to resemble a human antibody

ImClone: ImClone Systems Incorporated

Incyte: Incyte Corporation

IND: Investigational New Drug application which must be filed and accepted by the FDA before each phase of human clinical trials may begin

Irinotecan: An approved chemotherapeutic agent

In vivo: In the living body or organism. A test performed on a living organism

JAK: Janus Kinase – therapeutic targets for drugs known as JAK1, 2 or 3 inhibitors, specific kinases on the kinome

K: thousand

Ligand: Used herein to describe a protein or peptide that binds to a particular receptor

M: million

M&A: mergers and acquisitions

Merck: Merck KGaA

Metastatic: A term used to describe a cancer where tumor cells have migrated from the primary tumor to a secondary site (e.g. from prostate to bone)

MD&A: Management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2010

MPN: Myeloproliferative neoplasm-tumors – tumor-precursors deriving from disease of the bone marrow

MTD: Maximum tolerated dose

Monoclonal antibody (“MAb”): Antibodies of exceptional purity and specificity derived from hybridoma cells

Murine: adjective for mouse

Neoplastic: New and abnormal growth of tissue (neoplasm), which may be benign or cancerous

Novartis: Novartis International AG and subsidiaries

NSCLC: Non-small-cell lung cancer

OFAC: Office of Foreign Assets Control of the US Department of the Treasury

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Oncoscience: Oncoscience AG of Germany

Orphan Drug: A drug aimed at treating a condition with an incidence of less than 200,000 per year in the US (often given a seven year market exclusivity by the FDA)

OSI: OSI Pharmaceuticals, Inc.

Overall Survival: For patients who have died, overall survival is calculated in months from the day of randomization to date of death. Otherwise, survival is censored at the last day the patient is known alive

PD: Pharmacodynamics - studies the actions of drugs within the body - the routes and mechanisms of absorption and excretion, the rate at which a drug action begins and the duration of the effect, the biotransformation of the substance in the body and the effects and routes of excretion of the metabolites of the drugs.

PK: Pharmacokinetics – the study of the process by which a drug is absorbed, distributed, metabolized and eliminated by the body

PR: Partial Response, the shrinkage of a tumor measured by decrease by at least 30% as measured by a decrease in the sums of the longest diameter according to RECIST criteria

Passive Immunotherapy: Immunologically active material transferred into the patient as a passive recipient. Monoclonal antibodies are considered Passive Immunotherapy since antibodies are generated outside the body and given to the patient

Phosphorylation: Addition/donation of a phosphate group to a particular amino acid which can lead to tumor growth

Qualified Person(s) or QP: A technical term used in European Union pharmaceutical regulation (Directive 2001/83/EC for Medicinal products for human use); the regulations specify that no batch of medicinal product can be released for sale or supply prior to certification by a QP that the batch is in accordance with the relevant requirements (EudraLex, Volume 4, Chapter 1). The QP is typically a licensed pharmacist, biologist or chemist (or a person with another permitted academic qualification) who has several years experience working in pharmaceutical manufacturing operations and has passed examinations attesting to his or her knowledge.

RECIST: Response Evaluation Criteria in Solid Tumors, a US standard

Roche: F.Hoffmann-LaRoche Ltd.

SAE: Serious Adverse Event – a term from clinical trials referring to untoward medical occurrence that results in hospitalization or death, or is life-threatening

SD: Stable Disease

TGFα: Transforming growth factor alpha

Therapeutic cancer vaccine: An approach to the treatment of cancer utilizing “active immunotherapy”

Tyrosine kinase: An enzyme that catalyzes the phosphorylation of tyrosine residues in proteins with nucleotides as phosphate donors

US: United States of America

VDA: Vascular Disrupting Agent – a molecule that impedes or reverses the formulation of capillaries that provide blood flow to tumors

YM Australia: YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) acquired by YM effective January 29, 2010

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YM USA: YM BioSciences USA Inc., a wholly-owned subsidiary of YM

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CORPORATE STRUCTURE

YM BioSciences Inc. was incorporated under the laws of the Province of Ontario on August 17, 1994 under the name “York Medical Inc.”. On February 7, 2001 we changed our name to “YM BioSciences Inc.” and on December 11, 2001 were continued into the Province of Nova Scotia under the Companies Act (Nova Scotia).

Our head office and principal place of business is 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4; telephone (905) 629-9761. Our registered head office is 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia, B3J 2X2; telephone: (902) 420-3200.

We currently have the following material subsidiaries:

(1)	Subject to current negotiations, ownership may become 70% mitigated by additional revenues to YM from a manufacturing royalty

On June 30, 2006 CIMYM Inc., an Ontario corporation, was amalgamated under the laws of Ontario, Canada with CIMYM Inc., a Barbados corporation, to form CIMYM BioSciences Inc (CIMYM). CIMYM is 80% owned by the Company and 20% owned by CIMAB.

YM BioSciences USA Inc. (YM USA) was incorporated on November 23, 2005 under the laws of Delaware. YM US Operations Inc. was incorporated on April 10, 2006 under the laws of Delaware. On May 9, 2006 YM US Operations Inc. was merged with Eximias Pharmaceutical Corporation.  On March 6, 2008 YM US Operations Inc. was merged into YM USA.  YM USA is 100% owned by the Company.

On January 29, 2010 we acquired all of the issued and outstanding ordinary shares of Cytopia Limited, an Australian company listed on the Australian Stock Exchange. As part of the same transaction, we also acquired Cytopia Inc., an Australian company that is a wholly-owned subsidiary of Cytopia Limited.  YM issued to the Cytopia shareholders common shares of YM in consideration for their Cytopia shares. On March 9, 2010, Cytopia Limited changed its name to YM BioSciences Australia Pty Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Business Overview

We are a biopharmaceutical company engaged in the development of products primarily for the treatment of patients with cancer. We own or in-license substances or products in order to advance them along the regulatory and clinical pathways toward commercial approval. Our rights generally cover the major market countries of the developed world (including Canada, the US, Japan and Europe) or are world-wide. We use our expertise to manage and perform, within our means, what we believe are the most critical aspects of the drug development process which include the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights and the interaction with drug regulatory authorities internationally. We concentrate on drug development and do not engage in drug discovery, avoiding the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for clinical trials. We have previously in-licensed certain preclinical products which have been relevant to our clinical programs. We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

Our current portfolio of products in active clinical development includes three anti-cancer agents in numerous clinical trials. Our small molecule JAK1/2 inhibitor, CYT387, is in clinical development for MPNs and may have applications in solid tumors as well as inflammatory disease. Our monoclonal antibody, nimotuzumab, is being developed in 11 clinical trials by YM and its licensees in numerous solid tumor indications including adjuvant head and neck cancer, adult glioma (Phase III), advanced pancreatic cancer (Phase II/III), and various levels of NSCLC and gastric cancer, and pediatric glioma (Phase II). CYT997, a small molecule known as a VDA, is currently in a Phase II trial in patients with glioma in which it is added to treatment with chemotherapy. We also have approximately 4,000 molecules in a library of pre-clincial compounds that may be developed into clinically relevant products either internally or through research collaborations. We principally intend to license the rights to manufacture and/or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments and to continue to seek other in-licensing opportunities in pursuing our business strategy. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing or co-development rights to specific products. We intend to continue to seek other in-licensing opportunities in pursuing our business strategy.

We have three product candidates currently in the clinical stage of development:

•
CYT387, a small molecule pyrimidine kinase inhibitor is used to develop drugs for the inhibition of the JAK2 enzyme. Overactive JAK2 has been implicated in a number of diseases, including cancers such as leukemia and lymphoma, and a variety of autoimmune diseases. CYT387, has recently progressed through FDA review and has completed the Phase I tranche of a Phase I/II trial in sufferers of myelofibrosis, a scarring of the bone marrow which can be debilitating. This trial, the first international clinical study for the company, is being conducted at Mayo Clinic in Rochester, Minnesota and will be expanded to other sites internationally.

•
NIMOTUZUMAB, a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor (“EGFR”), is designed to treat epithelial cancers and to be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. In various Phase II trials, the drug has, inter alia, improved the reported response rate to radiation in head-and-neck tumors, demonstrated advantages in survival of patients over radiation or chemo-radiation alone, and demonstrated clinical benefit in adult and pediatric glioma.  The drug has reportedly been approved for sale in 20 countries including the People’s Republic of China (PRC), Brazil, Argentina, India and Mexico, variously for head and neck cancer, adult and pediatric glioma and nasopharangeal cancer. Certain of our rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd in Japan, Oncoscience AG in Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. of Singapore for certain Pacific-rim countries and certain African countries. As at June 30, 2010, there were eleven Phase II nimotuzumab trials being conducted by YM and these four licensees. In August 2009, we received an expected but important clearance from the US Treasury department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumour indication in the US.

•
CYT997, a small molecule microtubule polymerisation inhibitor, is being developed for the treatment of solid and other tumours in cancer patients. As well as being cytotoxic, it also acts as a vascular disrupting agent and is able to be administered orally as well as intravenously to patients. This potentially confers a competitive advantage to CYT997, allowing greater flexibility in dosing and patient convenience. The drug has FDA clearance for conducting clinical trials and in the last four years has been administered to approximately 60 patients in four clinical trials and reports on trials have been presented at ASCO 2008 and 2009. CYT997 is now being studied in a Phase I/II trial in patients with glioblastoma multiforme (advanced brain tumour).

We also own AeroLEF®, a proprietary formulation of both free and liposome-encapsulated fentanyl administered by pulmonary inhalation, that was being developed for the treatment of severe and moderate acute pain including cancer pain.  On August 4, 2010, we announced the discontinuation of further expenditures on AeroLEF-related activities.

We have three additional products licensed that are not in clinical development. Tesmilifene, for which all development activities were terminated in 2007, and two anti-cancer vaccines, a “TGFα vaccine” and a “HER1-targeting vaccine” which are both licensed by CIMYM. In addition we own approximately 4,000 pre-clinical molecules resulting from our acquisition of Cytopia and our own sponsored research. The 4,000 molecules are at different stages of development. Certain of these have been commercialised, with Cytopia in 2006 having entered into a global joint research and licensing collaboration with Novartis for the development of JAK3 inhibitors and in 2008 having entered into another early stage collaboration with Cancer Therapeutics CRC Pty Ltd to develop FAK inhibitors for the treatment of cancer. Following internal research work by Cytopia scientists, including a three-year funded scientific project at Cytopia for the JAK3 inhibitors, both of these programs are now primarily the responsibility of the respective partner to take through to evaluation.

Another program, designed for inhibition of the FMS kinase and the treatment of particular tumour types including metastatic cancers, has been progressed to a point where a partner is being sought for further development and commercialisation.

There are no proposed undisclosed material transactions that have progressed to a state where the Company believes that the likelihood of the Company completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, acquisition or M&A activity.

A description of our principal capital expenditures and divestitures and a description of acquisitions of material assets is found in our MD&A and in the notes to our Financial Statements incorporated herein by reference.

Business Strategy

We are principally focused on development of products for the treatment of cancer or cancer-related conditions. Our strategy is to in-license rights to promising products or acquire such products, further develop those products by conducting and managing clinical research trials and progressing the products toward regulatory approval and, generally, sub-license or out-license rights to manufacture and/or market resulting drug products to other pharmaceutical firms in exchange for royalties and license fees. We seek to use our product development capabilities to bridge discoveries and research from scientific/academic institutions or other biopharmaceutical companies, on the one hand, with commercial manufacturing and marketing of biopharmaceutical products, on the other hand.

The main elements of our business strategy are described below:

Identification of Product Candidates: We directly perform scientific evaluation and market assessment of biopharmaceutical products and research developed by scientific/academic institutions and other biopharmaceutical companies. As part of this process, we evaluate the related scientific research and pre-clinical and clinical research, if any, and the intellectual property rights in such products and research, with a view to determining the therapeutic and commercial potential of the applicable product candidates.

In-Licensing or Acquisition: Upon identifying a promising biopharmaceutical product, we seek to negotiate the acquisition of the product or the company owning the product or license the rights for the product from the holder of those rights, the developer or researcher. The terms of such licenses vary, but generally our goal is to secure licenses that permit us to engage in further development, clinical trials, intellectual property protection (on behalf of the licensor or otherwise) and further licensing of manufacturing and marketing rights to any resulting products. This process of securing license rights to products is commonly known as “in-licensing”.

Further Development: Upon in-licensing or acquiring a product, our strategy is to apply our skills and expertise to progress the products toward regulatory approval and commercial production and sale in major markets. These activities include implementing intellectual property protection and registration strategies, performing, or having performed for us, pre-clinical research and testing, formulating or reformulating drug products, making regulatory submissions, performing or managing clinical trials in target jurisdictions and undertaking or managing the collection, collation and interpretation of clinical and field data and the submission of such data to the relevant regulatory authorities in compliance with applicable protocols and standards.

Out-Licensing: We generally plan to further license manufacturing and marketing rights to our licensed products to other pharmaceutical firms. This is commonly known as “out-licensing”. Under our business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. We expect that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees in addition to royalties on any sales of the product. Management believes this model is consistent with current biotechnology and pharmaceutical industry licensing practices. In addition, although out-licensing is a primary strategy of ours, we may retain co-development or marketing rights to particular products or territories. To date, we have out-licensed one of our products in certain European countries, two anti-cancer pre-clinical products to two wholly-owned subsidiaries of a US corporation, one product in Japan, one product in several jurisdictions in South East Asia and Africa and two products in South Korea. See “Business Overview - Licensing Arrangements - Out-Licensing”.

We actively search for new product opportunities using the relationships of our management, board and advisory team and continuous monitoring of the academic and biotechnology environment in cancer treatment developments. Our staff analyses and evaluates opportunities and continuously reviews them. In addition, we have rights of first refusal in one of our existing license agreements for certain additional products and extensions to existing products. We intend to seek other in-licensing opportunities in pursuing our business strategy.

Cancer And Cancer Therapeutic Market

According to the International Agency for Research on Cancer (IARC), cancer remains the leading cause of death worldwide. There were approximately 12 million new cancer cases and seven million cancer deaths worldwide in 2008, with 20-26 million new cases and 13-17 million deaths projected for 2030 (World Cancer Report 2008).

Globally, according to the World Health Organization, the cancers which cause the most deaths are lung (1.4 million), stomach (866,000), liver (653,000), colon (677,000) and breast (548,000). According to the American Cancer Society, it is estimated that 1.53 million new cancer cases will be diagnosed in the US in 2010 and 569,400 will die from the disease, while in Canada, according to the Canadian Cancer Society, there will be an estimated 173,800 new cases of cancer and 76,200 deaths from cancer in 2010. Cancer is the second leading cause of disease-related death in North America behind cardiovascular disease which it is predicted to surpass in the next few years. The principal reasons for this projection appear to be the aging population, environmental issues related to industrial development and improvements in the treatment of cardiovascular disease. North America, Europe and Japan are currently the principal markets for cancer therapies because of the established healthcare and payer systems.

Surgery, radiation and chemotherapy remain the principal effective treatments for cancer.  Although the reason is not clearly understood, current chemotherapy is generally effective in a subpopulation of individuals with the same disease.  Notwithstanding this, revenues across 15 major oncology markets were reported by IMS Health to be approximately US$ 48.2 billion in 2008 and increased by 15-16% in 2009, and remain the largest therapeutic class by market size. The use of cancer therapies is forecast to increase due to earlier use in the disease process as diagnostic methods improve and as more effective treatments are developed.

Numerous new approaches to cancer are currently in clinical trials. As targets become validated and technologies improve, research is beginning to yield therapeutic approaches that appear to be more effective than existing ones. Monoclonal antibodies were first described in 1978 and have now become the largest market segment within oncology with estimated global sales of US$33 billion in 2008. The first approved (1998) in this category was Rituxan®. The Company is aware of only six naked monoclonal antibodies approved in the US for the treatment of cancer, Rituxan®, Campath®, Herceptin®, Avastin®, Erbitux® and Vectibix® although many more are in development and three (Bexxar®, Zevalin® and Mylotarg®) are immunoconjugates. A second approach to cancer treatment, therapeutic cancer vaccines, has been under development for many years, and the first such vaccine, Melacine®, was approved in 1999 in Canada. The first such product to be approved in the USA, Provenge, occurred in 2010.

Product Portfolio

CYT387

Overview

CYT387 is a dual inhibitor of the kinases JAK1 and JAK2 in clinical development for the treatment of myeloproliferative disorders and prospectively other diseases where over-activity of JAK1 and JAK2 occur, such as various cancers.  See “General Development of the Business – Intellectual Property” for a list of our CYT patent claims.

Product type	Small molecule pyrimidine kinase inhibitor

Initial Indication	Treatment of myeloproliferative neoplasms

Development Status
International (PCT ) patent application filed March 2008. Patent application is in regional/national phase in various jurisdictions.  Maximum patent term ends March 2028 (subject to possible extension).

Project Status	Dosing in Phase I/II clinical studies commenced in November 2009; Phase I recruitment completion in July 2010

Preclinical data

CYT387 is a small molecule based on a pyrimidine scaffold that belongs to the class of drugs known as kinase inhibitors. These drugs inhibit the action of enzymes called kinases, which are known to be over-active in certain diseases.  CYT387 selectively inhibits the kinases JAK1 and JAK2, two kinases which are excessively active in a number of diseases including certain cancers and myeloproliferative neoplasms (or myeloproliferative disorders) such as polycythemia vera (PV), essential thrombocythemia (ET) and myelofibrosis (MF).  The selectivity and potency profile of CYT387 is a clear advantage over other JAK inhibitors currently in development.

In preclinical studies CYT387 has been shown to possess a favourable selectivity and potency profile in a range of in vitro screens using both isolated enzyme and cell-based assay systems.  In particular, using cells isolated from patients with myeloproliferative neoplasms, CYT387 was shown to block the action of the hyperactive JAK2 mutant enzyme present in patients with this disease, leading to a decrease in cells possessing the disease-driving mutation.

In an in vivo model of myeloproliferative disorders, CYT387 was shown to effect significant disease reversal as observed by a reduction in spleen size and a decrease in red-blood cell production, both back to normal levels.  Furthermore, the compound caused a return of blood cell production to the bone marrow as well as leading to a decrease in systemic inflammation, as measured by the decrease of certain markers (cytokines) in the circulation.  In preclinical cancer studies, CYT387 has been shown to decrease the proliferation of certain cancer cells and to block the action of signalling molecules known to drive cancer cell growth.

Clinical Development

CYT387 has undergone rigorous preclinical safety studies in preparation for clinical studies in patients.  The complete preclinical data has been reviewed by the FDA, which permitted commencement of the our clinical study in patients with myelofibrosis.  This study is being conducted at the Mayo Clinic, Rochester MN, USA, with Dr. Ayalew Tefferi, a recognized key opinion leader in myeloproliferative neoplasms, as study chair.  Dosing in this study commenced in November 2009.

Intended Market

There is an unmet medical need in the treatment of myeloproliferative neoplasms, with no targeted therapies currently approved.  The prevalence of myelofibrosis in the US alone is around 15,000 and with each of polycythemia vera and essential thrombocythemia, US prevalence is close to 100,000.  This equates to a market value of US$0.5 billion but it is now recognised as being very much a nascent market with considerable potential.  There are only a small number of competitive JAK2/JAK1 inhibitor compounds in clinical development, and comparative preclinical studies at Cytopia indicated that CYT387 has a competitive pharmacological profile.

Commercialization Status

Considerable interest has been shown by pharmaceutical companies in JAK inhibitors, particularly with their broader potential applicability for cancer and other indications. A significant arrangement reported in November 2009 was the out-licensing of ex-US rights by Incyte to Novartis of a JAK/12 inhibitor for myelofibrosis and other cancers. Deal terms, which embraced a preclinical molecule knows as a C-MET, were reportedly US$150 million up-front, US$60 million as the first milestone and further contingent development and commercialization milestones up to a total of US$1.1 billion plus double-digit royalties. In December 2009, Incyte reportedly licensed worldwide rights to another JAK1/2 inhibitor for inflammatory disease indications to Eli Lilly Corporation for US$90 million up-front and up to US$665 million in additional development and regulatory milestones plus tiered, double-digit royalties. Onyx Pharmaceuticals and Singapore based S*Bio announced an agreement to develop and commercialise the S*Bio JAK2 inhibitors and in June 2010 Sanofi-Aventis acquired TargeGen, Inc. for US$75 million up-front for a possible total of US$560 million and double digit royalties reportedly principally for TargeGen’s JAK2 molecule.

CYT997

Overview

CYT997 is a novel, anticancer agent that belongs to the class of anticancer agents known as the vascular disrupting agents (VDAs) which are designed to destroy pathological blood vessels created by growing tumours.  The compound causes these blood vessels to collapse, thereby starving the tumour mass of oxygen and nutrients leading to tumour regression.

Unlike most other VDAs, CYT997 can be administered both intravenously as well as by oral capsule or tablet doses, greatly increasing its ease of use for patients and doctors.   The oral form of CYT997 will also allow innovative dosing regimes whereby CYT997 may be given at a chronic, low dose to inhibit the tumour regrowth seen post-treatment with other agents.

Cytopia completed a Phase I intravenous infusion study for CYT997 in September 2007 and a Phase I oral study in December 2008.  A single-arm Phase Ib/II study in patients with relapsed glioblastoma multiforme is currently ongoing at three trial sites in Australia.

See “General Development of the Business – Intellectual Property” for a list of our CYT 997 patent claims.

Product type	Small molecule microtubule polymerisation inhibitor and vascular disrupting agent

Initial Indication	Treatment of solid tumours

Development Status
International (PCT) patent application filed December 2004. Patent granted in South Africa and Australia. Under examination/awaiting examination in various jurisdictions.  Maximum patent term ends December 2024 (subject to possible extension).

Project Status	Ph II

Clinical Experience and Development Pathway

A variety of cancer models have been used in order to evaluate the mechanism of action and vascular-disrupting activity of CYT997.

CYT997 has shown potent activity against a diverse panel of 21 different human, mouse and rat cancer cell lines including cancer cell lines with over-expressed resistance mechanisms.  CYT997 was shown to dose-dependently inhibit the polymerisation of tubulin and block cancer cell division, confirming that this molecule targeted microtubules.

The compound significantly reduced primary tumour burden in a number of engrafted cancer models in mice.  Importantly, CYT997 exerted a significant antivascular effect in tumours resulting in decreased blood flow and damage to tumour blood vessels.  Tumour death was subsequently observed.  The compound acts synergistically with other anticancer agents including 5-flurouracil and cisplatin.

CYT997 entered a formal clinical-trial enabling toxicology programme in 2004.  These studies indicated that the drug is generally well tolerated with anticancer activity evident at doses below a maximum tolerated dose.

(a)	Phase I intravenous infusion study

Dosing in this study concluded in September 2007.

The primary objectives of this study were to investigate the safety and tolerability of CYT997 when administered as a 24 hour infusion every three weeks to advanced cancer patients with a diverse range of solid tumours.  Secondary objectives included the determination of CYT997 pharmacokinetics; the determination of dose-limiting toxicities (DLTs) and the recommended dose for future studies.

In total, 31 patients with diverse advanced solid tumours were treated in this study.  A total of 98 cycles of CYT997 were administered over 12 dose levels (7 - 358 mg/m2).

Approximately 80% of patients achieved stable disease of six or more weeks' duration as a best response.  However, there were no complete or partial responses in tumour size for the 22 evaluable study participants.  Seven patients completed six cycles (approximately 4.5 months) of CYT997 therapy and two patients continued to receive CYT997 after leaving the clinical study.  These patients experienced disease stabilisation for a period in excess of five months.

CYT997 dihydrochloride doses up to 202 mg/m2 were generally well tolerated. Dose-limiting toxicities observed at higher doses included two Grade 3 QTc prolongation events in two patients and a Grade 4 dyspnoea in one other patient.  All toxicities were reversible.

Magnetic resonance imaging (MRI) of patient tumours was conducted in 11 patients.  Seven of these subjects experienced significant alterations in tumour blood perfusion suggestive of an antivascular effect by CYT997.  Other markers of antivascular activity were also significantly altered in some patients.

CYT997 pharmacokinetic parameters were dose-linear across the thirty-fold dosing range.

Data from this study therefore suggests that CYT997 disrupted tumour vasculature and showed preliminary evidence of anti-tumour activity at doses that were well tolerated by patients. The recommended dose for further clinical evaluation was 202mg/m2.

(b)	Phase I oral capsule study

Dosing in this study concluded in December 2008.

The primary objectives of the study were to establish the dose-limiting toxicities (DLTs) and maximum tolerated dose (MTD) of CYT997 given as an oral capsule dose.  Secondary objectives included the determination of CYT997 pharmacokinetics; the determination of dose-limiting toxicities (DLTs) and the recommended dose for future studies.

In total, 21 patients were treated with a total of 56 cycles of CYT997 over 8 dose levels (15 - 164 mg/m2).   No objective responses were observed however extended disease stabilisation of greater than six weeks was noted in 12 patients.  Dose-limiting toxicities of a Grade 4 pulmonary sepsis resulting in patient death in one patient and two Grade 3/4 asthenic (fatigue) events in two other patients were observed.

Significant alterations in tumour blood perfusion were observed by MRI in eight of the nine patients evaluated by this method.  Further pharmacodynamic analysis is currently ongoing.

Pharmacokinetic analysis suggested that maximal plasma concentrations following oral administration of CYT997 exceeded those observed at comparable doses following intravenous infusion.

The findings of this clinical trial suggest that CYT997 exerts an antivascular effect when administered orally.  Data from this study will be used to guide future clinical development of the oral form of the compound.

(c)	Phase Ib/II single-arm study in relapsed glioblastoma multiforme

The primary objectives of the study are to assess the safety and tolerability of escalating doses of CYT997 when given in combination with standard carboplatin therapy (Phase Ib component) and estimate the progression-free survival at 6 months (PFS-6) utilising the dose of CYT997 identified in the Phase Ib component of this study (Phase II component).

Dosing in this study is currently ongoing at three clinical centres in Australia, with a fourth Australian centre also having opened for enrolment.  The company is currently finalising regulatory documentation to support the addition of one or more clinical centres in the United Kingdom early in 2010.

Data from the Phase Ib portion of the study is expected in the first half of 2010, with Phase II data following in the first half of 2011.

(d)	Phase II single-arm study in relapsed multiple myeloma

Dosing in this study has been suspended in Australia pending review of foreign clinical sites.

The primary objective of this study was to determine the overall response rate to CYT997 therapy using World Health Organisation (WHO) criteria. Secondary objectives include estimation of the time-to-progression, number of cycles of CYT997 required to achieve maximal response, overall survival and safety and tolerability.

Potential market

Cytotoxic agents and hormonal therapies are among the recognised treatments for cancer.  The identification of effective therapeutics to treat cancer continues to be challenging.  Over the next decade however, it is expected that advances in pharmacotherapy of cancer will come not only from improvements in the traditional classes of therapies, but also from the introduction of innovative therapies that display improved efficacy and toxicity through a more targeted and innovative approach to tumour ablation.

VDAs such as CYT997 have conceptual applicability in any tumour mass which has established its own vascular system for continued growth.   Using antiangiogenesis agents such as Avastin as a guide would suggest that VDAs could capture a market worth many billions of dollars annually.

Commercial interest by pharmaceutical companies for VDAs can also be drawn from the 2007 license by Novartis for Antisoma’s intravenous VDA, vadimezan (ASA404; DMXAA).  Reportedly, this license, which included an upfront payment of US$75 million, would total approximately US$890 million upon commercialization.  In 2010, vadimezan, with a materially different mode of action to CYT997, failed in a pivotal Phase III trial in NSCLC with intravenous administration but vascular disruption remains of high investigative interest.

CYT997 has the potential for broader utility and market penetration than the VDAs currently in development given its oral availability which is absent in the majority of other antivascular compounds.

Nimotuzumab

Overview

Nimotuzumab is a humanized MAb targeting the EGF receptor (EGFR). The EGFR is present in high concentrations on the surface of many cancer cells and it is postulated that the binding of ligands to this receptor is important in the continuing growth of cancer cells. Nimotuzumab appears to block this binding resulting in the potential for inhibition of cell growth or, possibly, cell destruction by the immune system. Improved tumor responses or clinical benefit have been reported when EGFR targeting agents are combined with other anti-cancer treatments. Our EGFR MAb is being developed to be administered alone, or in combination with other anti-cancer treatments.

Clinical Experience and Development Pathway

Nimotuzumab is reported to have been administered to approximately 11,000 cancer patients worldwide and shown to be well tolerated. The product has been cleared for use in numerous clinical trials by various regulatory agencies including the EMA, Health Canada and the FDA. Nimotuzumab has reportedly been approved for sale for the treatment of certain cancers in 20 countries including Argentina, Brazil, China, India, Mexico and the Philippines. Trials that were or are being conducted with the drug include:

(a)	Phase I safety and PK/PD trial in 12 patients with epithelial-derived cancers conducted by CIMAB and completed in 2004.

(b)	Phase I PK/PD trial in 10 patients with locally advanced, unresectable head and neck cancers receiving nimotuzumab + radiation, conducted by CIMAB. The study was completed in 2005

(c)
Phase I PD study by CIMYM in heavily pre-treated patients with solid tumors. The study investigated EGFR-related signalling in tumor and skin biopsies before and after treatment with 100, 200, 400 and 800 mg doses of nimotuzumab. Of the 16 evaluable patients enrolled in the trial, confirmed stable disease was reported in six patients, a confirmed partial response in one patient and prolonged progression-free status observed in three patients. The study was completed in 2006.

(d)
Phase I clinical trial of nimotuzumab monotherapy for the treatment of solid tumors conducted by Daiichi Sankyo Inc. in Japan, in 13 patients with various solid tumors to evaluate the safety of nimotuzumab in the Japanese population. The best response was stable disease in 11 of the 13 patients. There were no SAEs. The study was completed in 2007.

(e)	Phase I trial in metastatic pancreatic cancer in combination with chemotherapy to study PD conducted by Oncoscience. The study included six patients. The study was completed in 2007.

(f)	Phase I safety, PK/PD and MTD trial in 13 patients with stage III breast cancer receiving nimotuzumab and chemotherapy, conducted by CIMAB. The study was completed in 2008.

(g)
Phase I safety, PK/PD and MTD trial of nimotuzumab + chemotherapy in up to 15 patients with transarterial immunochemoembolization in hepatocellular carcinoma conducted by CIMAB; enrolment has completed.

(h)
Phase I/II trial in patients with locally advanced, unresectable head and neck cancers conducted by CIMAB enrolled 24 fully evaluable patients receiving nimotuzumab with radiation. This trial demonstrated a greater than 60% response rate compared to approximately 30% response rate historically expected with radiation alone. The study was completed in 2004.

(i)
Phase I/II trial in Canada and Korea in patients with stage IIb, III and IV NSCLC, who are not sufficiently fit to tolerate the standard chemotherapy regimen, conducted by CIMYM and Kuhnil Pharmaceutical Co., Ltd. The study was designed to assess safety, response rate and survival in these patients.  The study was completed in 2008 with 18 and 16 patients enrolled in Canada and Korea respectively.

(j)
Phase I/II safety, PK/PD and MTD trial of nimotuzumab plus chemotherapy in up to 15 patients with liver metastasis from colorectal cancer conducted by CIMAB. The study is ongoing, with two patients included up to June 2010.

(k)
Phase II clinical trial in patients with locally advanced head and neck cancer conducted by CIMYM, designed to evaluate safety and efficacy in this indication. The study was completed in 2003. Complete tumor response was observed in 17 out of 24 evaluable patients. In 2008 12 patients were still alive.

(l)
Phase II pivotal trial conducted by CIMAB and Biotech Pharmaceuticals Limited (China) assessing efficacy and safety of nimotuzumab combined with radiation compared to radiation alone in locally advanced Stage III-IV nasopharyngeal carcinoma, a subset of head-and-neck cancer.  The study of 137 patients was completed in 2005 and showed a 90.6 % response rate in the combination arm versus a 51.5% in the radiation-alone group.

(m)
Phase II randomized, four-arm safety and efficacy trial in 92 patients with locally advanced head and neck cancers comparing nimotuzumab + chemotherapy + radiation to chemotherapy + radiation and nimotuzumab + radiation to radiation alone, conducted by Biocon Ltd. The study was completed in 2005 and demonstrated a 90 % response rate in 76 evaluable patients.

(n)
Phase II study in first-line high grade gliomas of 24 adult patients, to evaluate efficacy and safety of nimotuzumab in combination with radiotherapy. This study was conducted by CIMAB and completed in 2005, demonstrating an objective response-rate of 37.9%.

(o)
Phase II study in pediatric patients with progressive high grade gliomas conducted by Oncoscience. The trial demonstrated a 38% clinical benefit rate in 45 evaluable patients. This included two partial responses in a patient population where no such responses had previously been documented.  The study was completed in 2006.

(p)
Phase II, randomized clinical trial in metastatic pancreatic cancer in combination with chemotherapy for evaluating dose escalation, PK, safety, conducted by Oncoscience. The study was completed in 2006 with 56 patients.

(q)
Phase II/III randomized trial in patients with locally advanced head and neck cancers conducted by CIMAB. The study was designed to assess local control, safety and survival in 112 patients receiving either nimotuzumab + radiation or radiation alone. The study was completed in 2007 and ITT results showed a CR of 59.5 % and median survival time of 12.5 months.

(r)
Phase II randomized trial of nimotuzumab + radiation vs. radiation alone in 30 patients with brain metastases from NSCLC, to evaluate efficacy and quality of life, conducted by CIMAB. The study is ongoing with 31 patients included up to July 2009. As of June 2010, enrolment is complete and patients are in follow-up.

(s)
Phase II trial investigating nimotuzumab in colorectal cancer patients who have failed previous irinotecan-containing regimens. The single-arm trial conducted by CIMYM enrolled 61 patients in Canada who were treated with irinotecan plus nimotuzumab. The study was completed in 2008.  There were fifty-eight evaluable patients. Results were ITT populations (n=61), ORR 1.6%, PFS 2.3 months, median OS 6.1 months.

(t)
Phase II randomized trial of nimotuzumab + chemotherapy vs. chemotherapy alone designed to evaluate efficacy and safety in 70 patients with hormone refractory prostate cancers, conducted by CIMAB.  The enrolment was completed by July 2009. As of July 2009 there were 56/70 evaluable patients. The median survival time was 14 months in the nimotuzumab arm vs 8.77 months in the control arm. Survival rate at 12 months was 55% in the nimotuzumab arm vs 39% in the control arm.

(u)
Phase II randomized trial of nimotuzumab + radiation + chemotherapy vs. radiation + chemotherapy designed to evaluate efficacy and safety in 68 patients with esophageal cancers, conducted by CIMAB.  Enrolment in this study was completed in 2008 with 68 patients.

(v)
Phase II randomized trial of nimotuzumab + radiation vs. radiation alone in 80 patients with high grade malignancy astrocytic tumors conducted by CIMAB. The study is designed to assess survival, local control and safety. The study is ongoing, with 74 patients included up to June 2010.

(w)
Phase II trial investigating nimotuzumab in pediatric patients with recurrent diffuse intrinsic pontine glioma (DIPG), a form of inoperable, treatment-resistant brain cancer. This study is being conducted by YM BioSciences USA Inc. and includes leading US pediatric clinical centers. The single-arm trial will enrol 44 patients with DIPG who will be treated with nimotuzumab as monotherapy.  The study is ongoing and enrolment is complete with 46 patients (44 evaluable) include up to June 2010 (35 US, 7 Canada, 4 Israel).

(x)
Phase II pediatric trial with first-line brain stem glioma conducted by CIMAB using monotherapy with nimotuzumab to evaluate survival, local control and safety. The study is ongoing. The study will enrol 40 patients and has 15 patients included up to June 2010.

(y)
Phase II/III trial, induction and maintenance therapy in combination with radiotherapy and temozolomide in 58 patients with glioblastoma multiforme (Grade 4 astrocytoma). It is an evaluation of efficacy and safety. The study is complete with 56 patients enrolled (51 evaluable). Concomitant phase (34): 11 PR, 34 SD, 3 PD. Adjuvant phase: 5 PR, 20 SD, 3PD.

(z)
Phase II study in 37 patients with locally advanced, non-resectable SCCHN.  The study is ongoing. The study is being conducted by the National Cancer Center of Singapore and supported by Innogene Kalbiotech. It is non-randomised, nimotuzumab plus chemoradiation.  The study will evaluate response rates as primary endpoint and progression-free survival and toxicity as secondaries. There were 20 patients included up to June 2010.

(aa)
Phase II randomized trial, utilizing nimotuzumab in combination with chemotherapy in  patients with Stage IIIb/IV non-small cell lung cancer (NSCLC), conducted by Biocon Ltd., to evaluate efficacy and safety. The enrolment in this study is completed with 110 patients. Follow-up for survival will continue until the end of two years.

(bb)
Phase II double-blinded, randomized study in brain metastases from non-small-cell lung cancer conducted by CIMYM. The study is due to include 88 patients and was initiated in March 2009. As of August 2010, 17 patients have been enrolled.

(cc)
Phase II double-blinded, randomized study on non-small-cell lung cancer ineligible for radical chemotherapy conducted by CIMYM. The study will enrol was 128 patients and was initiated in March 2009. As of August 2010, 45 patients have been enrolled.

(dd)	Phase II study in Stage III uterine cervix initiated in April 2009 by Innogene Kalbiotech with 39/71 patients included up to June 2010.

(ee)
Phase II clinical trial of advanced recurrent gastric cancer refractory to 5FU (2nd line) being conducted by Daiichi Sankyo in Japan and Kuhnil in Korea. The study is ongoing, enrolment is complete in Korea and Japan with 40 and 43 patients respectively as of June 2010.

(ff)
Phase II trial evaluating nimotuzumab in combination with radiation therapy/cisplatin/vinorelbine in patients with Stage III non-small-cell lung cancer (NSCLC) conducted by Daiichi Sankyo in Japan was initiated in June 2009. As of June 2010 enrolment is complete with 39 patients.

(gg)	Phase II study in esophageal tumors for the use of nimotuzumab in combination with chemoradiotherapy initiated enrolment in 2009 by Eurofarma in Brazil and has 21 patients enrolled up to June 2010.

(hh)
Phase IIb/IIIa study in 188 patients with locally advanced or metastatic pancreatic cancer treated with either gemcitabine plus nimotuzumab or gemcitabine plus placebo conducted by Oncoscience.  The primary end-points for this trial are time to tumor progression and overall survival with quality of life and response rate among the secondary endpoints. There were 98 patients included up to June 2010.

(ii)
Phase III single arm first line pediatric trial of nimotuzumab in combination with radiation in 40 patients newly diagnosed with DIPG. The trial was conducted by Oncoscience in several European countries and intended to serve as a registration trial in EMA countries. Enrolment was completed in 2007.  Median progression free survival was reported as 5.9 months, median overall survival was 9.7 months.

(jj)
Phase III study in which nimotuzumab and the current standard of care is compared to the current standard of care in 148 patients with glioblastoma multiforme (GBM), conducted by Oncoscience. The primary end-point for this first-line trial is progression-free survival with response rate and symptom control among the secondary endpoints. The study is ongoing, enrolment is comlete with 149 patients as of June 2010.

(kk)
Phase III trial of post-operative adjuvant concurrent chemoradiotherapy (CTRT) with or without nimotuzumab in SCCHN is being conducted by the National Cancer Center of Singapore and supported by Innogene Kalbiotech and is planning to enrol 710 patients. As of June 2010 nine patients have been enrolled.

(ll)
Phase III study in 168 patients with cervical cancer, combining nimotuzumab and Cisplatin + vinorelbine to placebo was initiated in Mexico by Laboratorios PISA in 2009. As of June 2010 five patients have been enrolled.

(mm)
Phase IV study in head and neck cancers. Post-marketing study conducted by Biocon Biopharm Pvt.Ltd. on the use of nimotuzumab plus chemoradiotherapy. Enrolment was completed in 2009 with 150 patients. The study is complete and only two patients (1.3%) developed rash related to the antibody.

(nn)	Phase IV study in advanced stage SCCHN in combination with radiochemotherapy conducted by CIMAB to enrol 300 patients, 221 patients enrolled up to June 2010.

(oo)	Phase IVstudy in glioma patients in combination with radiotherapy conducted by CIMAB to enrol 100 patients, 80 patients enrolled up to June 2010.

(pp)	Eight investigator-sponsored clinical trials in India in several applications including head and neck, NSCLC, prostate, gliomas, cervix, CRC and other tumors with 190 patients treated up to July 2009.

(qq)	An Expanded Access Program in Cuba, managed by CIMAB with 1029 patients treated up to July 2009.

(rr)
Expanded Access or equivalent programs are underway in Europe, Australia and Canada. Three patients have been treated in investigator-initiated or compassionate trials in Australia, 42 under the Expanded Access protocol in the US. An Expanded Access Program was launched during 2008 in Canada with seven patients treated up to August 2010. Also three patients have been treated under a similar program in Israel.

Several more trials are in planning stage but have not yet received regulatory clearances.

Regulatory Matters

In July 2004, nimotuzumab was designated an orphan drug for glioma by EMA.

In November 2004, nimotuzumab was designated an orphan drug for glioma by the FDA in the US.

In September 2006, YM USA received a Special License from OFAC for the importation of nimotuzumab for a US trial in pediatric pontine glioma.

In October 2007, we were advised that an application for marketing approval for nimotuzumab was submitted to EMA.

In March 2008, a Withdrawal Assessment Report on the withdrawal by the applicant of an application for marketing approval for nimotuzumab to the EMA was published by the EMA citing that the benefit/risk balance for the drug in that application was negative.

In June 2008, we were advised that nimotuzumab was designated an orphan drug for pancreatic cancer by EMA.

In August 2009, we received an expected but important clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumor indication.

Dates on which we are informed nimotuzumab received marketing approval in various jurisdictions:

Date	Country	Indication
February 2002	Cuba	Head and neck
April 2005	China	Nasopharyngeal carcinomas
April 2005	Colombia	Head and neck
May 2006	Argentina	Head and neck and glioma
June 2006	India	Head and neck
April 2007	Cuba	Refractory pediatric glioma
July 2007	Peru	Head and neck
September 2007	Ukraine	Head and neck, refractory pediatric glioma and adult glioma
October 2007	Cuba	Adult glioma
October 2007	Ivory Coast	Head and neck
November 2007	Gabon	Head and neck
June 2008	Guinea Conakry	Head and neck
July 2008	Paraguay	Head and neck
August 2008	Philippines	Head and neck, refractory pediatric glioma and adult glioma
September 2008	Sri Lanka	Head and neck
November 2008	Indonesia	Refractory pediatric glioma and adult glioma
November 2008	Mauritania	Glioma
January 2009	Cambodia	Head and neck
March 2009	Brazil	Refractory pediatric glioma
May 2009	Vietnam	Head and neck
July 2009	Algeria	Head and neck
July 2009	Venezuela	Head and neck
September 2009	Mexico	Head and neck, refractory pediatric glioma and adult glioma
October 2010	Cuba	Esophageal

Manufacturing

CIMAB supplies nimotuzumab to facilitate the clinical development of these products and manufactures product for commercialization in certain countries in which it is approved for sale. Other manufacturing occurs at BBPL, a subsidiary of Biocon in Bangalore, India and at Biotech Biopharmaceuticals in Beijing, China. The latter sites do not supply CIMYM. The CIMYM license agreement with CIMAB requires that CIMAB will manufacture and supply, or will contract for the manufacture and supply of, commercial quantities of nimotuzumab in accordance with the then-current licensing agreements at such time and stage of product development as commercial quantities of these products are required. There is a risk that CIMAB may experience difficulties producing or obtaining commercially viable quantities of these products. Product from CIMAB’s manufacturing plant has been cleared for use in clinical trials in Canada, Europe, the USA and Japan amongst others. Recent reports on inspections of the manufacturing plant by Qualified Persons confirmed that the plant operates according to GMP principles.  In addition the facility was inspected and approved by the Paul Erlich Institute (PEI) that is responsible for approvals of biological manufacturing facilities in Germany. The PEI approval included 300, 500 and 1000 litre fermenters and covered a period of two years that expired in January 2009, following which two inspections by Qualified Persons declared the facilities to be in accordance with GMP principles. In 2007, CIMAB’s manufacturing process was accepted by Health Canada as a suitable scale for commercial manufacturing. Manufacturing is being scaled up to support expansion of clinical activity and processes being improved to support commercial supplies in CIMYM’s territory.

CIMAB, or a supplier contracted by CIMAB, manufactures and supplies the product to CIMYM . Should CIMAB agree to alternative manufacturing arrangements, such as a sub-licensee of CIMYM manufacturing the product, the loss of manufacturing benefits to CIMAB may be reflected in a lower license fee and royalty payable to CIMYM than if manufacturing remains with CIMAB. See “Business - Licensing Arrangements”.

Marketing

Nimotuzumab is licensed by us from a Cuban source, CIMAB, and as such is likely to be prohibited from sale in the US unless OFAC issues a license or the US embargo against Cuba is lifted. YM USA has received a Special License from OFAC to import nimotuzumab for clinical trials, three of which have been cleared by the FDA and are ongoing. YM USA made an application to OFAC for a license to commercialize nimotuzumab in the US and the proposed terms are under review by the relevant agencies of both the US and Cuban governments.

Intellectual Property

CIMYM is the exclusive licensee for a number of territories, including the US.  The patent estate includes coverage for the composition of matter, claiming the amino acid sequence of nimotuzumab and variants thereof and end-uses in the treatment of EGFR-dependent cancers.  Patents are granted in the US, Europe, Canada and Japan. The patents US5,891,966 and US6,506,883 expire November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension apply also to the key European patent, EP712863.

We are aware of US5,770,195, a patent granted to Genentech, for the anti-cancer use of EGFR MAbs in combination with a cytotoxic agent. We are also aware of US patents granted to others in this field. In April 2001 Rorer International (Overseas) (“Rorer”) was issued US6,217,866 (the “866 patent”) which includes claims to any antibody targeting the EGFR administered with any anti-neoplastic agent. We believe that the Rorer patents were exclusively licensed to ImClone (now Eli Lilly and Company). A counterpart patent has been granted in Europe. We have filed an opposition to the grant of the European patent. The opposition proceedings in Europe were suspended pending the outcome of cases in the U.K. and Germany related to inventorship claims filed by Yeda Research and Development Corporation, Ltd. (“Yeda”). Those cases have culminated in a title transfer to the current co-owners, Yeda and Aventis (the successor of Rorer). We do not know when the opposition proceedings against that European patent will resume. On the related US patent a September 19, 2006 decision in the US District Court of Southern New York granted sole inventorship of the 866 patent to scientists from Weizmann Institute of Science (Rehovet, Israel) represented by Yeda.  Yeda now has the right to grant, and has granted, non-exclusive licenses in the US.  In addition, we are aware of a separate series of national patent applications filed by ImClone, and represented by EP1080113, claiming the anti-cancer use of radiation in combination with any inhibitor of any receptor tyrosine kinase that is involved in the genesis of tumors.  In Europe and Canada, this ImClone application has been withdrawn in response to prior art brought to the attention of the respective patent examiners by YM.  YM continues to monitor counterpart applications filed in Japan and in the United States. ImClone also filed US and PCT applications covering the use of EGFR MAbs to treat patients having tumors that are refractory to treatment with conventional therapies. We continue to monitor ImClone’s pending patent applications.  We plan on vigorously challenging ImClone’s claims in respect of any patent applications that are material to our business.  The outcome of these challenges cannot be predicted and there can be no assurance that we will succeed in challenging the validity or scope of patent claims by ImClone or any other patent applicant.   If our challenges are not successful, this may have a material adverse effect on our business. We are also aware of a European patent, EP1058562, granted to the University of Pennsylvania and relating to compositions and methods for treating tumors. YM’s European licensee, OncoScience, and others have filed oppositions to the grant of this patent.  The European opposition board has recently provided the preliminary view that the Pennsylvania claims are patentable in amended form.  YM believes that OncoScience intends to file objections to this position and to attend an oral hearing on the matter to be held in November of 2010.

The manufacturing of nimotuzumab may fall within the scope of process patents owned by PDL BioPharma Inc., Genentech and the Medical Research Council of the United Kingdom.  We are aware that some of these process patents are currently being challenged by companies other than us. In the event any of the applicable process patents are upheld, we believe we will be able to obtain licenses under such patents on commercially reasonable terms, though there can be no assurance of this.

Certain of the US patents for nimotuzumab licensed to CIMYM have become subject to a lien in the United States, pursuant to a court order, to a third party. The lien is a consequence of a dispute unrelated to either YM or CIM.  Counsel has advised the Company that the lien does not affect the exclusive, royalty-free license for nimotuzumab issued by CIMAB to CIMYM for numerous territories, including the United States. None of the international patents for nimotuzumab for which YM is licensed are affected. The lien against the two patents, which were issued by the US Patent and Trademark Office to CIM, appear to form part of an award resulting in liens against approximately 60 patents from a number of scientific institutes assigned to that third party by a court in Miami, Florida. The liens have no relation to the US embargo against Cuba and result specifically from a civil suit brought to seek compensation for a plaintiff in a matter unrelated to these patents. The lien is against the patents which are already subject to the license to YM's subsidiary, may solely affect the rights of CIMAB to benefit from the patents, and, consequently, this situation is not expected to be material to us. We are advised that CIM has mounted a vigorous defence against its patents being the subject of an award for matters unrelated to CIM.

Competitive Position

To our knowledge, other companies that are involved in the development of monoclonal antibody cancer therapeutics directly related to our efforts include Amgen, Genmab, ImClone/BMS and Merck KGaA, amongst others.

We understand that OSI, in concert with Genentech, Roche and AstraZeneca, have small molecules designed to target the tyrosine kinase domains of EGF receptors.

We understand that Iressa®, previously approved as third line monotherapy in locally advanced or metastatic NSCLC, is undergoing a revision of registration in various countries. In Europe, the EMA recently approved Iressa® for the treatment of locally advanced or metastatic NSCLC with activating mutations of EGFR across all lines of therapy. The situation is the US is unclear, but management believes it is likely that Iressa® will be/has been refiled in the US for use in patients with the activating mutation. Since 2005, the FDA has severely restricted access to Iressa® due to failure to show survival improvements following the drug’s registration under accelerated approval.

OSI reported that it has positive survival data in a Phase III monotherapy study in refractory lung cancer. Tarceva® monotherapy is now approved for the treatment of patients with locally advanced or metastatic NSCLC. In addition, Tarceva® in combination with gemcitabine is approved for the first-line treatment of patients with locally advanced, unresectable or metastatic pancreatic cancer. Tarceva® also recently won FDA and European Union approval as a monotherapy maintenance treatment in patients with advanced NSCLC with stable disease after platinum-based initial chemotherapy.

OSI’s product, Tarceva®, is in co-development with Roche and Genentech and is reported to be in numerous trials in various indications, including Phase III trials in ovarian cancer, colorectal cancer, hepatocellular cancer, head and neck cancer, NSCLC (1st line and adjuvant) and metastasis of the brain. See “Competition”.

We understand that Erbitux®, developed by ImClone/BMS and Merck, is approved in the US, Canada, Japan, Germany, Austria, Australia, Switzerland and numerous other jurisdictions for metastatic colorectal cancer in combination with irinotecan in irinotecan-refractory patients, in locally or regionally advanced squamous cell carcinoma of the head and neck in combination with radiation therapy, and in the US for secondline therapy in squamous cell carcinoma of the head and neck progressing after platinum-based therapy. Erbitux® is approved in the US for advanced NSCLC but the marketing application was rejected by the EMA. In a recent study in patients with earlier stage colorectal cancer, Erbitux® failed to prevent cancer recurrence compared with chemotherapy alone. Erbitux® is being further developed in other indications, and management believes it is reasonable to expect that the drug will be registered for additional indications in the future.

We understand that Vectibix®, developed by Amgen, is approved for third line monotherapy in colorectal cancer in irinotecan-refractory patients, and in Europe for the same indication but restricted to patients with the wild-type KRAS gene.

We understand that the market for Erbitux® and Vectibix® has recently been further restricted in the US in colorectal cancer to patients with the wild-type KRAS gene.

Licensing Arrangements

In-Licensing

Licenses for CYT997 and CYT387

The principal intellectual property claims for CYT997 and CYT387 are owned, not licensed, although patent families have been in-licensed from the Research Foundation of State University of New York (“SUNY”) relating to the use of JAK2 inhibitors to treat cardiovascular conditions, and from the Ludwig Institute for Cancer Research relating to the JAK2 enzyme and gene, and JAK2 antibodies. The Ludwig license is exclusive and was subject to cash payments that have already been made. The SUNY license also is exclusive, and worldwide, and is subject to certain payments based on achievement of clinical milestones, and a royalty on net sales of product in the field covered by the SUNY patients. See “General Development of the Business – Intellectual property”.

Licenses for Nimotuzumab

In May 1995, YM acquired an exclusive, sub-licensable license (as amended, the “1995 CIMYM License”) from CIMAB, acting on behalf of CIM, to products for passive immunotherapy of cancer directed toward EGF and EGFR as targets, including hR3, a humanized MAb targeting the EGFR. CIMAB is the company responsible for the commercialization of products developed at CIM. The 1995 CIMYM License is in respect of Europe, Canada, the US, Japan, Australia, Taiwan, Singapore, Thailand, Hong Kong, South Korea, Malaysia, Indonesia and the Philippines. As a term of the 1995 CIMYM License, YM has a right of first refusal with respect to licensing any other products derived from the EGF and EGFR programs of CIMAB except its anti-EGFR monoclonal antibody for psoriasis in Europe.

Pursuant to the 1995 CIMYM License, in 1995 we incorporated CIMYM and assigned the 1995 CIMYM License to CIMYM. Pursuant to the terms of the 1995 CIMYM License, CIMAB acquired a 20% equity interest in CIMYM as partial consideration for the 1995 CIMYM License. In addition, YM and CIMYM, pursuant to the terms of the 1995 CIMYM License, paid US$2,750,000 for certain product development costs for nimotuzumab and US$330,000 for certain product development costs for RadioTheraCIM.

The terms of the 1995 CIMYM License provide for CIMYM to conduct or cause to be conducted pre-clinical and clinical trials to evaluate the licensed products and to work with CIMAB to select sites, develop protocols and instruct investigators for pre-clinical and clinical trials. CIMYM is to decide after the end of each stage of trials whether to proceed with further development or to terminate the 1995 CIMYM License with respect to that product. In addition, the 1995 CIMYM License provides that, where commercially reasonable, CIMYM shall file applications for regulatory approval to market the licensed products in the applicable territory. Pursuant to the 1995 CIMYM License, CIMAB has the right, subject to certain terms and conditions, to supply the related drug substances (i.e., nimotuzumab) for commercial sale. CIMAB shall sell the product manufactured by it in Cuba to CIMYM at 85% of the sales price that CIMYM sets for the sale of the product to sub-licensees, thereby entitling CIMYM to the 15% difference. CIMYM shall use its best efforts to obtain a sub-license agreement in which CIMAB retains the right to manufacture the product. YM will be responsible for any failure of CIMYM to fulfill its obligations under the 1995 CIMYM License. This license agreement shall be in force as long as any patents thereunder are valid, or until such time as the license agreement is terminated by either party because of a default by the other party, or by CIMYM with written notice within 90 days after the end of a stage of pre-clinical trials or after each stage of clinical trials.

As at June 30, 2010 we had advanced $69 million to CIMYM for the licensing and development of the products licensed by CIMYM. We have the right to recover all funds advanced to CIMYM. To the extent that the net revenues of CIMYM are less than or equal to the advanced amounts, we are entitled to recover such advances from 30% of the net revenues. These advances have been repaid from license fees paid by the licensees in Japan, Indonesia and Korea.

On June 30, 2006 CIMYM amalgamated with CIMYM (Barbados) to form CIMYM BioSciences Inc., an Ontario company. CIMAB owns a 20% equity interest in CIMYM BioSciences and is entitled to receive 10% of net revenues received by CIMYM.  We have agreed to negotiate in good faith a further 10% equity interest in CIMYM BioSciences to CIMAB such that we would then own a 70% equity interest and CIMAB would own a 30% equity interest in CIMYM BioSciences. Such a change in the equity holdings would not affect the current economics of the license.

Nimotuzumab

On November 12, 2003, our subsidiary, CIMYM, licensed the rights for nimotuzumab (known as “Theraloc” in Europe) in most of Europe to Oncoscience.  Under the terms of the agreement, CIMYM is entitled to receive up to US$30 million as a share of any amounts received by Oncoscience in relation to development or sublicensing of the product and as a royalty on initial net sales. After CIMYM has received US$30 million, CIMYM continues to receive royalties on net sales but at a lesser percentage. Oncoscience has agreed to use diligent and reasonable efforts to develop and commercially exploit nimotuzumab in the licensed territory. A non-material amount of royalties have been received as of the date hereof by CIMYM from Oncoscience from its Special Access Program but no sublicensing fees have been received by Oncoscience. This license agreement may be terminated by either party in the event of specified breaches and insolvency events.  In addition, Oncoscience may terminate the agreement at any time on 90 days notice.

On August 23, 2005 CIMYM and CIMAB licensed development and marketing rights to Kuhnil Pharmaceutical Co., Ltd. for Korea. There was an initial fee to CIMYM on signing and it is entitled to receive additional milestone payments and royalties. The maximum aggregate amount of milestone payments payable under the Kuhnil license agreement is US$700,000.

On October 31, 2005 CIMYM and CIMAB licensed development and marketing rights to Innogene Kalbiotech Private Limited (a wholly owned subsidiary of P.T. Kalbe Farma Tbk, Indonesia) for Indonesia, Malaysia, the Philippines and Singapore and certain African countries including South Africa. The initial fee to CIMYM BioSciences on signing was U$1,000,000 and it is entitled to receive additional milestone payments and royalties. The maximum aggregate amount of milestone payments payable under the Innogene license agreement is US$3,800,000.

In July 2006, CIMYM licensed development and marketing rights for nimotuzumab in Japan to Daiichi Pharmaceutical Co., Ltd., a wholly owned subsidiary of Daiichi Sankyo Co., Ltd., one of Japan’s largest pharmaceutical companies. Under the agreement, CIMYM received an up-front payment of US$14.5 million and significant milestone payments at certain states of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in the territory. The maximum aggregate amount of milestone payments payable under the Daiichi license agreement is US$21,400,000. Daiichi is developing nimotuzumab for the Japanese market in several cancer indications.

Out-Licensing

We generally plan to out-license our drugs in development to pharmaceutical companies for manufacturing and marketing under license, although we may retain co-development or marketing rights if management considers it appropriate to do so. Under our business model, licensees would be expected, to the extent necessary, to participate in the remaining clinical development required to obtain final regulatory approval for the product. We expect that out-licensing would result in a pharmaceutical company or other licensee marketing or manufacturing the product in return for licensing fees and royalties on the sale of the product. We believe this model is consistent with current biotechnology and pharmaceutical industry licensing practices.

Our objectives in seeking to out-license products include:

•	obtaining long term revenue streams from royalty payments on the sale of the products;

•	providing access to the resources and experience of large pharmaceutical companies;

•	obtaining up-front payments for product sub-licensing rights; and

•	minimizing our development expenditures through cost sharing programs (especially late-stage clinical trials and regulatory approval applications).

We believe that out-licensing arrangements could be attractive to pharmaceutical corporations because they would provide the prospective partner with access to new products without the initial research risk or earlier clinical development costs. Since partners are expected to be sought only at the later stages of a product’s development, we anticipate that prospective licensees would view our products as having a reduced risk of failure to achieve regulatory approval.

We do not intend to develop our own manufacturing, marketing or distribution programs although we may wish to participate in ownership of manufacturing facilities if appropriate opportunities become available. We intend to remain principally focused on the identification, further development and commercialization of in-licensed products.

Regulatory Approval

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other territories, including the US, is a long and costly process that is controlled by that particular territory’s national regulatory agency. The national regulatory agency in Canada is Health Canada, and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each national regulatory agency has its own approval processes. Approval in either Canada or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage, and control of marketing activities, including advertising and labelling.

None of our products has been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our in-licensed products. To date we have obtained various regulatory approvals to develop and test our in-licensed products. Nimotuzumab has been designated an orphan drug in Europe and by the FDA in the US. See “Products in Clinical Development”.

Canadian Approval Process

The manufacture, distribution and consumption of medical products, drugs and equipment is regulated by a variety of industry-specific statutes and regulations in Canada and the countries to which YM has rights for the licensed products. Drugs sold in Canada are regulated by the Food and Drugs Act (Canada) and the regulations made under that Act.

Even though a drug, medical product or device may be approved for use in another jurisdiction, it may not be sold in Canada until approved by Health Canada. Outside Canada, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country and the time required may be longer or shorter than that required by Health Canada.

The Canadian Food and Drug Regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The principal activities which must be completed prior to obtaining approval for marketing of a therapeutic drug product are essentially the same in Canada as in most major markets of the world and are as follows:

Pre-clinical Animal Studies. Pre-clinical studies are conducted in animals to test pharmacology and toxicology and to do formulation work based on in vivo results.

Phase I Clinical Trials. Phase I clinical trials consist of testing a product in a small number of humans for its safety (toxicity), dose tolerance and pharmacokinetic properties.

Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I trials and are conducted to evaluate the efficacy of a product in patients having the disease or medical condition for which the product is indicated. These trials also serve to further identify side effects and risks in a larger group of patients.

Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) in a controlled and/or uncontrolled environment to gather information about clinical safety and efficacy. These trials also generate information from which the overall benefit-risk relationship of the drug can be determined and provide a basis for drug labeling.

Two key factors influencing the progression of clinical trials are the rate at which patients can be recruited into clinical trials and whether effective treatments are currently available for the disease the drug is intended to treat. Patient recruitment is largely dependent upon the incidence and severity of the disease and the alternative treatments available, as well as alternate research studies.

A Clinical Trial Application must be filed and accepted by either the Therapeutic Products Directorate (“TPD”) or the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada before each phase of human clinical trials may begin. The CTA application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the CTA application. In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on chemistry and manufacturing methods must be presented. Health Canada conducts inspections to determine compliance with GMP. Good manufacturing practices and quality control procedures must be in place.

Upon completion of all clinical studies, the results are submitted to the TPD or BGTD as part of a New Drug Submission (“NDS”). A notice of compliance (“NOC”) which permits marketing of the product typically takes between 12 and 24 months from the date a NDS is submitted.

Even after marketing approval has been obtained, further studies may be required to provide additional data on safety and efficacy in order to gain approval for the use of a drug as a treatment for clinical indications other than those for which the product was initially tested. Also, Health Canada conducts post-market surveillance programs to monitor a product’s side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or efficacy problem involving an approved drug or medical device may result in Health Canada action requiring withdrawal of the product from the market.

US Approval Process

In the US, the FDA, a federal government agency, is responsible for the drug approval process. The FDA’s mission is to ensure that all medications on the market are safe and are effective. The FDA’s approval process examines potential drugs; only those that meet strict requirements are approved.

The US food and drug regulations require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of test results prior to marketing of therapeutic products, and adherence to GMP, as defined by each licensing jurisdiction, during production.

The drug approval process begins with the discovery of a potential drug. Pharmaceutical companies then test the drug extensively. A description of the different stages in the drug approval process in the US follows.

Stage 1: Preclinical Research. After an experimental drug is discovered, research is conducted to help determine its potential for treating or curing an illness. This is called preclinical research. Animal studies are conducted to determine if there are any harmful effects of the drug and to help understand how the drug works. Information from these experiments is submitted to the FDA in an Investigational New Drug Application. The FDA reviews information in an IND Application and decides if the drug is safe to study in humans.

Stage 2: Clinical Research. In Stage 2, the experimental drug is studied in humans. The studies are known as clinical trials. Clinical trials are carefully designed and controlled experiments in which the experimental drug is administered to patients to test its safety and to determine the effectiveness of an experimental drug. The four general phases of clinical research are described below.

Phase I Clinical Studies. Phase I clinical studies are generally conducted with healthy volunteers who are not taking other medicines; patients with the illness that the drug will treat are not tested at this stage. Ultimately, Phase I studies demonstrate how an experimental drug affects the body of a healthy individual. Phase I consists of a series of small studies consisting of “tens” of volunteers. Tests are done on each volunteer throughout the study to see how the person’s body processes, responds to and is affected by the drug. Low doses and high doses of the drug are usually studied, resulting in the determination of the safe dosage range in volunteers by the end of Phase I. This information will determine whether the drug proceeds to Phase II.

Phase II Clinical Studies. Phase II clinical studies are conducted in order to determine how an experimental drug affects people who have the disease to be treated. Phase II usually consists of a limited number of studies that help determine the drug’s short-term safety, side effects and general effectiveness. The studies in Phase II are often controlled investigations, involving comparison between the experimental drug and a placebo, or between the experimental drug and an existing drug. Information gathered in Phase II studies will determine whether the drug proceeds to Phase III.

Phase III Clinical Studies. Phase III clinical studies are expanded controlled and uncontrolled trials that are used to more fully investigate the safety and effectiveness of the drug. These trials differ from Phase II trials because a larger number of patients are studied (sometimes in the thousands) and because the studies are usually of longer duration. As well, Phase III studies can include patients who have more than one illness and are taking medications in addition to the experimental drug used in the study. Therefore, the patients in Phase III studies more closely reflect the general population. The information from Phase III forms the basis for most of the drug’s initial labeling, which will guide physicians on how to use the drug.

Phase IV Clinical Studies. Phase IV clinical studies are conducted after a drug is approved. Companies often conduct Phase IV studies to more fully understand how their drug compares to other drugs. Also, the FDA may require additional studies after the drug is approved. FDA-required Phase IV studies often investigate the drug in specific types of patients that may not have been included in the Phase III studies. FDA-required Phase IV studies can also involve very large numbers of patients to further assess the drug’s safety.

Stage 3: FDA Review for Approval. Following Phase III, the pharmaceutical company prepares reports of all studies conducted on the drug and a complete dossier on the manufacturing of the product and submits the reports to the FDA in a New Drug Application (“NDA”). The FDA reviews the information in the NDA to determine if the drug is safe and effective for its intended use. Occasionally, the FDA will ask experts for their opinion of the drug; this occurs at advisory committee meetings. If the FDA determines that the drug is safe and effective, the drug will be approved.

Stage 4: Marketing. After the FDA has approved the experimental drug, the pharmaceutical company can make it available to physicians and their patients. A company may also continue to conduct research to discover new uses for the drug. Each time a new use for a drug is discovered, the drug is once again subject to the entire FDA approval process before it an be marketed for that purpose.

Arrangements With Subsidiaries

YM and CIMAB entered into a funding agreement with CIMYM in November 1995 in connection with the 1995 CIMYM License. The Funding Agreement provides that YM will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM and will fund the cost of such studies and trials, provided that doing so would not, at YM’s sole discretion, be commercially or scientifically unreasonable. Accordingly, YM makes the final determination as to whether or not a clinical trial expense is justified with respect to any given product. YM is entitled to be reimbursed for all funds we provide pursuant to the Funding Agreement out of revenue generated from the exploitation of the relevant license, subject to adequate generation of revenue.

YM and CIMAB, contemporaneously with the assignment of the 1995 CIMYM License, entered into a joint-venture shareholders agreement (the “Shareholders Agreement”) with CIMYM relating to its operation. Pursuant to the Shareholders Agreement, CIMYM is required to include nominees of CIMAB both as board members and as members of operating management. The Shareholder Agreement provides that: (i) issued and outstanding shares of CIMYM may not be sold or transferred without the consent of both YM and CIMAB; (ii) the issue of additional shares of CIMYM shall first be offered to each of YM and CIMAB in proportion to their holdings, and thereafter, with the consent of both YM and CIMAB, to any other person; and (iii) the board of directors of CIMYM will consist of five directors, three of whom are nominees of YM and two of whom are nominees of CIMAB. All material and out-of-the-ordinary-course-of-business contracts of CIMYM, including those relating to the borrowing of money, issuing guarantees, entering into non arm’s-length agreements, paying dividends and pledging of property, must be approved by four-fifths of the Board of Directors.

CIMYM (Barbados) was incorporated in Barbados in May 1996 to market the licensed products under the 1995 CIMYM License outside of Canada. On June 30, 2006, CIMYM (Barbados) was amalgamated with CIMYM to form CIMYM BioSciences Inc.

Intellectual Property

The following is a description of our key current and pending patents in connection with CYT387, CYT997 and nimotuzumab.

CYT387 and CYT997

Program	International #	Type of IP	Pending	Granted

CYT997	WO2005/054199	New chemical entity	Brazil, Canada, China, Europe, India, Israel, Japan, South Korea, Mexico, New Zealand, USA	Australia, South Africa

CYT997	WO2006/133498	Salt form of CYT997	Europe, USA

CYT387	WO2008/109943	New Chemical entity	Australia, Brazil, China, Europe, India, Indonesia, Japan, South Korea, Mexico, Russia, South Africa, USA

JAK2 inhibitor	WO2002/060927	Mechanism of action	USA, Canada	Australia

JAK2 inhibitor	WO2006/119542	Design of compounds	Europe	USA

JAK2 inhibitor	WO2009/029998	New Chemicals entities	PCT stage

JAK2 inhibitor	WO2007/101232	Method of treatment	Australia, Brazil, Europe, USA

JAK2 inhibitor	WO2003/020202	In licensed Method of Treatment	Brazil, Canada, Europe, Hong Kong, Japan, USA	Australia, India, Mexico, New Zealand, South Africa

JAK2 inhibitor	WO1992/10519	In licensed Target Patents		Australia, Canada, Europe, Japan, USA

JAK3 inhibitor	WO2005/054230	New Chemical entities	Australia, Brazil, Canada, China, Europe, Israel, Japan, South Korea, Mexico, New Zealand, USA	India, South Africa, UK

JAK3 inhibitor	WO2005/066156	New Chemical entities	Australia, Brazil, Canada, Europe, India, Israel, Japan, South Korea, Mexico, New Zealand, USA	China, South Africa, UK

JAK3 inhibitor	WO2008/092199	New Chemical entities	Australia, Europe, Japan, USA

FMS inhibitor	WO2008/058341	New Chemical entities	Australia, Europe, Japan, USA

Kinase inhibitors	WO2003/099811	New Chemical entities	Canada, China, Israel, Japan, South Korea	Australia, Europe, India, New Zealand, South Africa, UK, USA

Kinase inhibitors	WO2003/099796	New Chemical entities	Canada, Israel, Japan, South Korea	Australia, China, Europe, India, New Zealand, South Africa, UK, USA

Tubulin inhibitors	WO2004/052868	New Chemical entities	Canada, China, Europe, Israel, Japan, South Korea, USA	Australia, India, New Zealand, South Africa, UK

Nimotuzumab

CIMYM is the exclusive licensee for particular territories including the US under a patent estate that includes composition of matter coverage for nimotuzumab, and further includes coverage for nimotuzumab-based formulations and end-uses in the treatment of EGFR-dependent cancers. Patents are granted in the US, Europe, Japan and Canada.

CIMYM’s key US patent, US5,891,996 expires in November 2015, and term extensions of up to five years may be available under the Patent Term Restoration Act. The same term and extension also apply to the key European patent, EP712863.

Property, Plant and Equipment

Facilities

We currently occupy 7,070 square feet of space in Mississauga, Ontario pursuant to a sub-lease agreement dated July 31, 1997 (the “Sub-Lease”) and a lease amending and extension agreement dated February 1, 2008 (the “Lease Amending Agreement”), such Lease Amending Agreement extended the initial terms of the Sub-Lease for a term of five years commencing on February 1, 2008 and expiring on January 31, 2013. Average annual fixed rent, excluding operating costs, is approximately $75,000.

YM USA currently occupies 9,000 square feet of space in Wayne, Pennsylvania pursuant to a lease agreement dated July 27, 2006 that expires on February 15, 2012. Average annual fixed rent, excluding operating costs is approximately US $218,000.  Effective February 3, 2010, we sublet the space and expect our net cost until the expiry of the lease to be approximately US $155,300.

YM Australia currently occupies 160 square metres of space in Melbourne, Australia pursuant to a lease agreement dated November 1, 2009 that expires on October 31, 2010.  Average annual fixed rent, excluding operating costs is approximately AUS$46,400.

 There are no environmental issues associated with any of our facilities and we currently have no plans to construct, expand or improve our facilities.

Employees

As of June 30, 2010, we employed 32 permanent employees: 25 employees located in Mississauga, Ontario and seven employees in Melbourne, Australia. Other than administrative staff, our employees conduct our licensing and product development activities.  None of our employees are represented by labour unions.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We are susceptible to general economic conditions

The past two years have been marked by global economic turmoil.  Economic conditions worsened over the course of 2008 and 2009.  These negative conditions have extended into 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at June 30, 2010, we have an accumulated deficit of $167.245 million. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and are dependent on others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing and the development of additional regulatory and marketing information. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We are dependent on licenses from third parties and the maintenance of licenses is necessary for our success.

We have obtained our rights to the licensed products under license agreements from various third party licensors as follows:

(a)	License Agreement between CIMAB and us dated May 3, 1995 as amended with respect to nimotuzumab; and

(b)	License Agreement between CIMYM and us dated January 24, 2001 with respect to TGFα vaccine and HER-1 vaccine.

As we own CYT997 and CYT387, there are no license terms.

We depend upon the license rights to the licensed products for commercialization of the licensed products. While we believe we are in compliance with our obligations under the licenses, certain licenses may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that the licenses are enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license. Terms of certain remaining licenses are to be determined at a later date. The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at June 30, 2010, we had advanced $69 million to CIMYM BioSciences. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We are reliant on licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the US, and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab owned by CIMAB, a Cuban company responsible for commercializing products developed at Cuba’s Centro de Immunologia Molecular, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIMAB, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIMAB to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the YM BioSciences Australia Pty Ltd. products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

Risks Related To Our Financial Results And Need For Financing

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We will be designated as a “passive foreign investment company” (a "PFIC") under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”) if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties and gains from the disposition of assets producing passive income) in any taxable year, or (b) at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US shareholders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a PFIC, or that the Corporation will supply US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at June 30, 2010 we had cash and short-term deposits totalling $45,645 million and accounts payables and accrued liabilities of $2,785.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the TSX and NYSE Amex. However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, like that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. With respect to nimotuzamab, we consider our main competitors to be Amgen, AstraZeneca, BMS, Roche, Eli Lilly, Genentech, Genmab, Merck KGaA and OSI. With respect to CYT387, we consider our main competitors to be Novartis, Eli Lilly, Incyte, S*Bio, Onyx and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Antisoma and Novartis.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for trial by the FDA, Health Canada and the Australian Regulatory Authority and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA for myelofibrosis. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize our nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US, received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 209 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with CYT387, CYT997 and nimotuzumab. See “General Development of the Business – Intellectual Property” for a list of our key current and pending patents in connection with these products.

There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

DIRECTORS AND SENIOR MANAGEMENT

Directors

The name, municipality of residence, age as of September 23, 2010 and position with us of each of the current directors are set forth below.  The term of each director of the Company expires as of the next annual general meeting of the Company, which is expected to be held in November 2010.

Name	Age	Position	Period Served
David G.P. Allan Toronto, Canada	68	Chairman, Chief Executive Officer and Director	Since 1994

Thomas I.A. Allen, Q.C. (1)(2)(3) Toronto, Canada	70	Director	Since 1996

Mark Entwistle, M.A. (3) Ottawa, Canada	54	Director	Since 1997

Henry Friesen, C.C., M.D. (1) Winnipeg, Canada	76	Director	Since 2001

Philip Frost, M.D., Ph.D. (2) Morristown, New Jersey	69	Director	Since 2007

Francois Thomas, M.D. (3) Brussels, Belgium	51	Director	Since 2007

Robert Watson Melbourne, Australia	54	Director	Since 2010

Gilbert Wenzel, Ph.D. (1) Zurich, Switzerland	54	Director	Since 2001

Tryon M. Williams, B.Sc. (1)(2) The Valley, Anguilla	69	Director	Since 1995

Notes:
(1)           Member of Audit Committee.
(2)           Member of Corporate Governance and Nominating Committee.
(3)           Member of Compensation Committee.

David G.P. Allan - Chairman, Chief Executive Officer And Director

Mr. Allan has been Chief Executive Officer of the Company since April 1998 and Chairman of the board of directors of the Company since 1994.  In addition, Mr. Allan is a Director of Synthemed Inc. (medical devices), USA and DiaMedica Inc. (diabetes therapeutics), Canada. Mr. Allan was formerly a governor of The Toronto Stock Exchange, a member, and working group Chair, of the Ontario Biotechnology Advisory Board, a member of the Awards Selection Committee for the Networks of Centres of Excellence in Canada and a member of the Board of Trustees for the Ontario College of Art and Design. Mr. Allan is currently a member of BIOTECanada’s Emerging Companies Advisory Board.

Thomas I.A. Allen, Q.C., F.C.I.Arb - Director

Mr. Allen is counsel to Ogilvy Renault LLP, a Canadian law firm. Mr. Allen was the initial Chairman of the Accounting Standards Oversight Council of Canada and was a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. He is currently a director of a number of public companies including Mundoro Capital Inc., Middlefield Bancorp Limited and Forsys Metals Corp.  Mr. Allen recently acted as Chairman of the Task Force to Modernize Securities Legislation in Canada.  Mr Allen has been a director of the Company since 1996.

Mark Entwistle, M.A. - Director

Prior to founding his own consulting practice in 1997 in international trade, political business intelligence and strategic communications, Mr. Entwistle was Ambassador for Canada to Cuba from 1993 to 1997. Mr. Entwistle was previously a career diplomat with the Canadian Department of Foreign Affairs and International Trade in a variety of embassy positions from 1982 to 1997, and served as Press Secretary and Director of Communications to the Prime Minister of Canada from 1991-1993. He is a Fellow of the Canadian Defence and Foreign Affairs Institute. Mr. Entwistle has been a director of the Company since October 1997.

Henry Friesen, C.C., M.D., F.R.S.C. - Director

Dr. Friesen served from 2002-2009 as Chair of the Gairdner Foundation whose international awards are Canada’s most prestigious prizes in the biomedical sciences. He was Founding Chair, Genome Canada, 2000-2005, a $600 million budget non-profit organization that supports genomics/proteomics programs to position Canada as a world leader in selected areas in this important sector. From 1991 to 2000 Dr. Friesen was President of the Medical Research Council of Canada and was instrumental in transforming it into the Canadian Institutes of Health Research, an organization with an annual budget in 2008 of over $900 million dedicated to supporting Canadian researchers as well as industry participants. Dr. Friesen is noted for his discoveries of the human hormone prolactin. For 19 years he was Head of the Department of Physiology at the University of Manitoba and now is Distinguished University Professor Emeritus. Dr. Friesen is a Fellow of the Royal Society of Canada, a Companion of the Order of Canada, recipient of 8 honorary degrees and also sits on the board of directors of Sanofi Pasteur Canada .Dr. Friesen has been a director of the Company since November 2001.

Philip Frost, M.D., Ph.D. - Director

Dr. Frost is the founder and Chief Scientific Officer of Primrose Therapeutics Inc.. In 2005, Dr. Frost was appointed Executive Vice-President and Chief Scientific Officer at ImClone where he oversaw the company’s research, clinical and regulatory departments.  He subsequently held the post of Interim Chief Executive Officer until December 2006.  Prior to ImClone, Dr. Frost served as Vice President of Oncology and Co-Director of the Oncology Therapeutic Area Leadership Team at Wyeth, where he was responsible for the development of various oncology compounds and contributed to the approval and commercialization of Mylotarg® for the treatment of a specific form of acute myeloid leukemia.  Dr. Frost has held the positions of Adjunct Professor of Cell Biology and Adjunct Professor of Medicine at The University of Texas M.D. Anderson Cancer Center.  He is also a Director of Innovive Pharmaceuticals, a New York-based oncology company and a Director of Avalon Pharmaceuticals.  Dr. Frost has been a director of the Company since 2007.

François Thomas, M.D. - Director

Dr. Thomas, a board certified medical oncologist, is a former member of the Board of Directors of Eurogentec, and formerly was a Director of DNA Therapeutics, Entomed, Neurotech, Newron, Novexel, Unibioscreen and CropDesign.  Dr. Thomas is currently General Manager at Bioserve Ltd. (Cambridge, UK), a consultancy for the life sciences arena. Dr Thomas has been a Senior Advisor at Bryan Garnier, a Paris-based investment bank, and a Venture Partner at Atlas Venture, a venture capital firm in London (UK).  He was previously Vice President Licensing, Medical Affairs and Pharmacogenomics at Genset (Paris, France), Vice President, Clinical Development at Ipsen (Paris, France) and Assistant Professor of Medical Oncology at Institut Gustave Roussy (Paris, France).  Dr. Thomas has been a director of the Company since 2007.

Robert Watson – Director

Mr. Watson has over 20 years experience at the chief executive officer and board level of large, profitable technology businesses. He has been the Chief Executive Officer of several corporations including Mayne Nickless  Computer Services, Data Sciences International (U.K.) and Lend Lease Employer Systems. In addition, he has founded and developed several successful businesses in the information technology industry, including ICON, which was twice recognized as one of the two fastest growing private companies in Australia. Mr. Watson is a director of the on-line employment classified business SEEK Limited (listed on the Australian Stock Exchange) and several private companies. Mr. Watson served as the executive chair of Cytopia Limited from November 23, 2004 to November 22, 2006 and thereafter served as Cytopia’s non-executive chairman until the acquisition of Cytopia by YM in January 2010. Mr. Watson was also chair of Cytopia’s nomination and remuneration committees and a member of its audit and risk committee.

Gilbert Wenzel, Ph.D. - Director

Dr. Wenzel is currently Chairman and Chief Executive Officer of Wenzel Healthcare Services AG, an investment company focused on investing in innovative healthcare delivery models in Europe. He is also the founder of QUISISANA AG, which imports, registers and commercializes generics for private label use by pharmacy chains and insurance companies in Europe. Dr. Wenzel joined Novartis Group, a global pharmaceutical manufacturer, in November 2000 where he served as Head of Strategic Planning and a Member of its Executive Committee until January 2003. Prior to joining Novartis in November 2000, Dr. Wenzel spent 15 years with McKinsey & Co., an international management consulting firm, and was a member of the European Leadership Group of its Pharma/Healthcare Sector and of the European New Venture Initiative. From 1981 to 1985, Dr. Wenzel was at Hoechst AG in Germany and developed global strategies for generics and over-the-counter medicines. Dr. Wenzel has been a director of the Company since March 2001.

Tryon M. Williams, B.Sc. (Math) - Director

Mr. Williams is the Chairman, CEO and director of Bingo.com, Ltd., an internet technology company and Chairman and director of CellStop International Ltd., an automobile security device manufacturer.  From 1993 to 2007, Mr. Williams was Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is also a director of several other private corporations. Mr. Williams has been a director of the Company since November 1995.

Officers

The name, municipality of residence, age as of September 23, 2010 and position with us of each of the current officers are set forth below.

Name	Age	Position
David G.P. Allan Toronto, Ontario	68	Chairman and Chief Executive Officer, YM BioSciences Inc. President, YM BioSciences USA Inc.

Nick Glover Salt Springs Island, British Columbia	41	President and Chief Operating Officer

Gary Floyd Berwyn, USA	64	Vice President, Operations YM BioSciences USA Inc.

Vincent Salvatori Victoria, British Columbia	58	President and Chief Operating Officer, CIMYM BioSciences Inc.

Leonard Vernon Nobleton, Ontario	66	Vice President, Finance & Administration

Nick Glover – President and Chief Operating Officer

Dr. Glover joined YM as President and Chief Operating Officer in June 2010. Prior to this, he was providing life sciences consultancy services to the industry. From January 2004 until June 2008, Dr. Glover was President and Chief Executive Officer of Viventia Biotech Inc., having previously held the position of Vice President, Corporate Development and Product Operations. Dr. Glover was formerly an investment manager at MDS Capital, a life sciences venture capital funds. He holds a Ph.D. in chemistry from Simon Fraser University, British Columbia.

Gary Floyd – Vice-President Of Operations

Mr. Floyd is a seasoned executive with an extensive background and 36 years of experience in the global pharmaceutical industry. Prior to joining Eximias in February 2005 as Vice-President, Operations, Mr. Floyd served as President of Pharmavene LLC, a pharmaceutical consulting firm. Prior to this, he was Senior Vice President, Worldwide Logistics and Procurement at Aventis Behring where he was responsible for Supply Chain Management of the company’s global business. He has also held senior positions in manufacturing, information systems and sales and marketing at Aventis Behring and its predecessor companies. Mr. Floyd holds a Bachelors degree in Zoology and Chemistry from Olivet Nazarene University.  Mr. Floyd has been an officer of the Company since 2006.

Vincent Salvatori, Ph.D. - President and Chief Operating Officer, CIMYM Biosciences Inc.

Dr. Salvatori is an experienced drug development executive with an accomplished background in the pharmaceutical and biotechnology industry. He has more than 27 years of experience in all aspects of drug development, corporate operations and external collaborations. Dr. Salvatori most recently held the position of Senior Vice President of Clinical Operations for Bioniche Life Sciences Inc. from May 1998 to July 2002. He was previously at StressGen Biotechnologies Corporation from January 1995 to April 1998 where he held the positions of Chief Operating Officer and Vice President of Research and Development, subsequently appointed to Senior Vice President. In this capacity, Dr. Salvatori was responsible for corporate operations, strategic management and clinical/regulatory development. Prior to joining StressGen, Dr. Salvatori was the Senior Director of Program Management at QLT PhotoTherapeutics Inc. from June 1990 to December 1994 and held various positions at Boehringer Ingelheim (Canada) Ltd. from April 1982 to June 1990.  Dr. Salvatori has been an officer of the Company since 2002.

Leonard Vernon, B.Sc., C.A. – Vice-President, Finance And Administration

Mr. Vernon earned a B.Sc. in 1968 and was awarded his C.A. in 1972 with Clarkson Gordon & Co. (now Ernst & Young llp). He has held senior financial positions with a number of organizations both public and private. Prior to joining YM as an officer in July 1997, Mr. Vernon was an independent consultant working with senior management in a variety of industries. Prior to 1992 he was Vice-President, Finance and Administration of Unitel Inc., now Allstream Inc., a major Canadian telecommunications company.   Mr. Vernon has been an officer of the Company since 1997.

Clinical And Scientific Consultation Committee

We maintain a Clinical and Scientific Consultative Committee (“CSCC”) composed of internationally recognized clinicians and scientists. Management meets with members of the CSCC periodically to review operational aspects of our clinical and scientific programme and make recommendations with regard to the perceived trends and direction of medical and biopharmaceutical technologies and the industry generally. Each member of the CSCC has signed a confidentiality agreement with us. CSCC members receive honoraria paid by us of varying amounts per year. The current composition of the CSCC is as follows:

Robert S. Kerbel, Ph.D.

Professor of Medical Biophysics, University of Toronto, Toronto, Ontario, Canada; Canada Research Chair in Molecular Medicine; Director, Molecular and Cell Biology Research, Sunnybrook and Women’s College Health Science Centre, Toronto, Ontario, Canada. Dr. Kerbel has been an advisor since April 1999.

Rogerio C. Lilenbaum, M.D., M.Sc.

Dr. Lilenbaum is the Director of Cancer Research and Director of the Thoracic Oncology Program at the Mt. Sinai Comprehensive Cancer Center in Miami Beach, Florida. He is also Professor of Medicine at the Voluntary Faculty of the University of Miami Miller School of Medicine in Miami, Florida. Dr. Lilenbaum has been an advisor since January 2010.

Roman Perez-Soler, M.D.

Dr. Perez-Soler  is the Chairman of the Department of Oncology at Montefiore Medical Center in New York and serves as Director of the Division of Medical Oncology and Professor of Medicine and Molecular Pharmacology at the Albert Einstein College of Medicine. Dr. Perez-Soler has been an advisor since January 2010.

Nicolas Stiernholm, Ph.D.

Chief Executive Officer, Trillium Therapeutics Inc., Toronto, Ontario, Canada. Dr. Stiernholm was an executive vice-president of the Company until he resigned in December 2002, at which time he became an advisor.

Mark Vincent, M.D., M.R.C.P., F.R.C.P.C. - Chair

Associate Professor, Department of Oncology, University of Western Ontario, London, Ontario, Canada; Staff Medical Oncologist, London Regional Cancer Centre, London, Ontario, Canada. Dr. Vincent has been an advisor since October 1998.

Board of Directors Practices

The Board of Directors has adopted corporate governance guidelines as well as written charters to provide the framework for effective governance of our company.  These guidelines and charters are reviewed annually by the Nominating and Corporate Governance Committee and recommendations are made to the Board of Directors, if necessary.

Role of the Lead Director

The Board of Directors appointed Thomas I.A. Allen as Lead Director. In this role, Mr. Allen is responsible for providing leadership to the independent directors. Key elements of Mr. Allen’s role include, but are not limited to:

•	fostering processes to enable the Board to function effectively without management;

•	providing input to the Chairman of the Board of Directors on behalf of the independent directors with respect to Board agendas;

•	working with the Chairman of the Board of Directors to ensure adequate resources and timely and relevant information are available to the Board of Directors;

•	chairing in camera meetings of the independent directors and communicating to the Chairman of the Board of Directors with regard to such discussions; and

•	assisting the Board of Directors in satisfying itself as to the integrity of the Chief Executive Officer.

Mandate of the Board of Directors

Our directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company.  The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Company as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of our business and delegates responsibility our senior officers for day-to-day management of the Company. The Board discharges its responsibilities, including those listed below, either directly or through one of its committees: the Audit Committee, the Nominating and Corporate Governance and the Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature.  In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet our strategic objectives, principal duties include, but are not limited to (i) appointment of management, (ii) Board organization, (iii) strategic planning, (iv) monitoring of financial performance and other financial reporting matters, (v) risk management, (vi) policies and procedures, (vii) communications and reporting, (viii) position descriptions, (ix) orientation and continuing education, (x) nomination of directors and (xi) Board evaluation.

Committees of the Board of Directors

Our Board currently has three committees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. Pursuant to its written charter, each committee assists and provides advice and recommendations to our Board of Directors.

Audit Committee

The Audit Committee is directly responsible for overseeing our accounting and financial reporting processes and audits of our financial statements, and for the appointment, compensation and oversight of the work of any registered external auditor employed by us (including resolution of disagreements between management of the Company and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and US securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Audit Committee is composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Company. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and US securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a)	each member shall be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 “Audit Committees”;

(b)	at least one member must be “financially sophisticated” under the rules of the American Stock Exchange; and

(c)
at least one member must be an “audit committee financial expert” within the meaning of that term under the US Securities Exchange Act of 1934, as amended, and the rules adopted by the US Securities and Exchange Commission thereunder.

A detailed description of the duties and responsibilities of the Audit Committee can be found in the Audit Committee Mandate, which is attached as Schedule A to this Annual Information Form.

The members of the Company’s Audit Committee are Tryon M. Williams (Chair), Thomas I.A. Allen, Henry Friesen and Gilbert Wenzel.

The Board has determined that Mr. Williams qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F of the US Securities and Exchange Commission (“Form 40-F”)) because of his experience as Chairman, CEO and director of Bingo.com Ltd., Chairman and director of CellStop International Ltd. and as an Adjunct Professor, Sauder School of Business, The University of British Columbia.  Mr. Williams is “independent” within the meaning of such term in the rules of the NYSE Amex.

Compensation Committee

The Compensation Committee is comprised of a minimum of three directors who, other than a non-executive Chair, may not be executive officers or employees of the Company or any of its affiliates.   The members of the Company’s Compensation Committee are Mark Entwistle (Chair), Thomas I.A. Allen and François Thomas.

The mandate of the Compensation Committee is to establish and monitor our policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support our strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies.

Compensation Committee Authority and Responsibilities

The Compensation Committee has the power and authority of the Board to perform the following duties and fulfill the following responsibilities:

(a)
Review the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value.

(b)
Oversee the administration of the Company’s compensation programs, and review and approve the employees who receive compensation and the nature of the compensation provided under such programs, and to ensure that all management compensation programs are linked to meaningful and measurable performance targets.

(c)
Make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought.

(d)	Periodically survey the executive compensation practices of other comparable companies.

(e)	Annually review and make recommendations to the Board regarding retainers and fees paid to members of the Board.

(f)	Establish and ensure the satisfaction of performance goals for performance-based compensation.

(g)	Annually review and approve the annual base salary and bonus targets for the senior executives of the Company, other than the Chief Executive Officer (the “CEO”).

(h)	Review and approve annual corporate goals and objectives for the CEO and evaluate the CEO’s performance against such goals and objectives.

(i)
Annually review and approve, based on the Compensation Committee’s evaluation of the CEO, the CEO’s annual base salary, the CEO’s bonus and any stock option grants and other awards to the CEO under the Company’s compensation programs. In determining the CEO’s compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the compensation of CEOs at other companies and the CEO’s compensation in past years.

(j)
Review the annual report on executive compensation required to be prepared under applicable corporate and securities legislation and regulation including the disclosure concerning members of the Compensation Committee and settling the reports required to be made by the Compensation Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

Nominating and Corporate Governance Committee

Members

The Committee is comprised of a minimum of three directors, none of whom is an officer or an employee of the Company, other than a non-executive chair. Each Committee member shall satisfy the independence and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.  The members of the Company’s Nominating and Corporate Governance Committee are Thomas I.A. Allen (Chair), Tryon M. Williams and Philip Frost.

Committee Authority and Responsibilities

The Committee has the power and authority of the Board to perform the following duties and fulfill the following responsibilities:

(a)
Develop and recommend to the Board a set of corporate governance guidelines and procedures applicable to the Company. The Committee will annually reassess the corporate governance guidelines and procedures and recommend any necessary revisions to the Board.

(b)	Recommend to the Board candidates for candidates for CEO, President and all other senior management positions and approve and recommend succession plan programs for such persons.

(c)	Where appropriate, review the charters for the Board and Board committees and recommend any amendments to such charters.

(d)	Make recommendations regarding the size and composition of the Board.

(e)
Establish and recommend to the Board qualification criteria for the selection of new directors to serve on the Board and annually review the appropriate experience, skills and characteristics required of each Board member.

(f)	Work with the Chairman of the Board to identify individuals qualified to become Board members, consistent with criteria approved by the Board.

(g)	Recommend to the Board the director nominees for the next annual meeting of shareholders.

(h)	Recommend to the Board the nominees for Chairman and, if applicable, lead director.

(i)
Recommend the appropriate committee structure of the Board and annually review and recommend to the Board qualified members of the Board for membership on committees of the Board and recommend committee members to fill vacancies as needed.

(j)	Develop and recommend to the Board position descriptions and a description of the goals and objectives that the CEO is responsible for meeting.

(k)	Develop and recommend to the Board a description of the expectations and responsibilities of directors.

(l)	Approve an appropriate orientation and education program for directors and oversee the training and orientation of directors.

(m)	Establish a minimum attendance expectation for directors.

(n)
At intervals which the Committee considers appropriate, evaluate the performance of (i) individual directors, (ii) the Board, (iii) Board committees, and (v) executive management of the Company. The purpose of the evaluations is to assess and, where possible, increase the effectiveness of the Board and its committees. The Committee may make recommendations to the Board for improving the Board’s effectiveness and shall discuss annually with the full Board its effectiveness.

(o)	Recommend the termination of board membership of individual directors when appropriate.

(p)	Provide regular reports of the Committee’s activities to the Board.

Share Ownership

The following table sets out details of our shares and options that are directly or indirectly owned or controlled by directors and executive officers as at June 30, 2010, based on 80,359,623 common shares issued and outstanding on such date.

Name	Number of Common Shares		Percentage of Common Shares Outstanding	Common Shares Held Under Option	Exercise Price	Expiration Date
David G.P. Allan	1,135,492	(1)	1.41%	1,799,502	$0.50-$4.50	2010-2020
Thomas I.A. Allen	-		-	224,135	$0.50-$4.50	2010-2020
Mark Entwistle	-		-	211,940	$0.50-$4.50	2010-2020
Gary Floyd	-		-	198,495	$0.50-$5.74	2016—2020
Henry Friesen	-		-	214,745	$0.50-$4.50	2011-2020
Philip Frost	1,000		*	116,585	$0.50-$1.53	2017-2020
Nick Glover				350,000	$1.39	2020
Vincent Salvatori	-		-	436,626	$0.50-$4.36	2013-2020
Francois Thomas	-		-	116,585	$0.50-$1.53	2017-2020
Sean Thompson	23,000		*	295,575	$0.50-$4.50	2010-2020
Leonard Vernon	-		-	554,626	$0.50-$4.50	2008-2020
Robert Watson	903,914	(2)	1.12%	-	-	-
Gilbert Wenzel	-		-	209,745	$0.50-$4.50	2011-2020
Tryon M. Williams	20,100		*	331,878	$0.50-$4.50	2010-2020
* Less than one percent

Note:
(1) Of such shares, 70,000 common shares are held through private holding companies over which Mr. Allan exercises direction and control.
(2) These shares are held through private holding companies over which Mr. Watson exercises direction and control.

As of the date of hereof, the directors and senior officers of YM BioSciences as a group beneficially owned or controlled, directly or indirectly, 2,060,506 common shares of YM, representing approximately 2.56% of the issued and outstanding voting shares of the Company.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by another company or by any foreign government.

As at the date hereof, to the knowledge of the directors and officers of the Corporation, there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, our Common Shares carrying more than 10% of the voting rights attached to all our outstanding Common Shares.

Interests of Management and Others in Material Transactions

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the fiscal year ended June 30, 2010 totalled $36,000 (2009 - $66,000; 2008 – $92,000). The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Our Common Shares are traded on the NYSE Amex and the TSX under the symbols “YMI” and “YM”, respectively. The last reported sales price of our Common Shares on September 22, 2010 on the NYSE Amex was US$1.66 and on the TSX was C$1.67.  Our Common Shares were delisted from AIM effective October 26, 2009.  The following table sets forth the high and low per share sales prices for our Common Shares on the NYSE Amex and TSX for the periods indicated.

Market Price

	TSX (C$)			NYSE Amex (US$)
Calendar period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
August 2009	$2.42	$0.63	339,875	$2.24	$0.57	1,280,856
September 2009	$2.14	$1.51	139,688	$2.00	$1.40	638,972
October 2009	$1.65	$1.06	61,770	$1.53	$1.03	277,620
November 2009	$1.76	$1.20	90,229	$1.65	$1.12	300,907
December 2009	$1.46	$1.16	25,410	$1.41	$1.11	104,067
January 2010	$1.99	$1.35	108,705	$1.85	$1.27	341,618
February 2010	$1.85	$1.50	29,300	$1.70	$1.42	140,775
March 2010	$1.53	$1.13	149,155	$1.57	$1.10	1,009,743
April 2010	$1.79	$1.17	274,424	$1.76	$1.15	1,629,707
May 2010	$1.56	$1.25	81,734	$1.54	$1.16	597,129
June 2010	$1.42	$1.00	102,422	$1.52	$1.06	394,400
July 2010	$1.56	$1.19	36,092	$1.38	$1.12	374,314
August 2010	$1.58	$1.29	20,435	$1.55	$1.24	418,794
September 1, 2010 to September 22, 2010	$1.73	$1.43	34,723	$1.68	$1.32	299,043

Volatility of Common Shares

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

Share Capital

Authorized Capital

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of September 22, 2010, there were 80,422,889 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of our Company on a liquidation, dissolution or winding-up of our Company and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of our Company the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of our remaining property. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or singing or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the Board of Directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Stock Option Plan

We have a stock option plan (the “Option Plan”) pursuant to which options to purchase our common shares (“Options”) may be granted.  The material terms of the Option Plan are as follows:

•	The persons eligible to receive Options under the Option Plan are the officers, directors, employees and service providers of the Company.

•
The Board may grant Options to any of the foregoing (an “Eligible Person”), as determined by the Board in its discretion.  At the time of the grant of an Option the Board, in its discretion, must fix the number of shares being optioned to the Eligible Person, the exercise price of the Option, the time when the Option is exercisable (including any vesting provisions) and the expiration date of the Option.

•	The maximum number of common shares available for issuance under the Option Plan is a rolling number equal to 15% of the number of common shares issued and outstanding on the particular date of grant.

•
The number of common shares that may be reserved for issuance to our insiders (as defined in the Securities Act (Ontario)) and any affiliate and subsidiary thereof (collectively, “Insiders”) pursuant to the Plan, may not exceed 10% of the then-outstanding issue.

•	In any one-year period, Options that may be granted to any Insider, and such Insider’s associates, shall not exceed 5% of the outstanding issue.

•
The exercise price of an Option may not be less than the market price of the common shares on the date on which the grant of the Option is approved by the Board.  For this purpose the market price is the closing price of the common shares on the last trading day preceding the date of grant on which the common shares are traded on the TSX or another exchange on which the common shares are listed.

•	The term of an Option may not exceed 10 years from the date of grant.

•
Once granted, the Options may only be transferred or assigned between an Eligible Person and a related “Employee Corporation” (as defined in the Option Plan) provided the assignor gives notice to the Company prior to assignment.

•	The number of common shares that may be issued to any one person under the Option Plan shall not exceed 5% of the outstanding common shares.

•
An Option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such Option ceasing to be an Eligible Person, except in the following circumstances:

o
If, before the expiry of an Option in accordance with the terms thereof, an optionee shall cease to be an Eligible Person (an “Event of Termination”) for any reason other than his or her resignation or the termination for “cause” of his or her employment with the Company, or his or her resignation or failure to be re-elected as a director of the Company, then the optionee may:

a)
exercise the Option to the extent that he or she was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, which consent may be withheld in the Company’s sole discretion, exercise a further Option at any time up to and including, but not after, a date that is three (3) months (or such other longer period as may be determined by the Board in its sole discretion) following the date of such Event of Termination, or prior to the close of business on the expiration date of the Option, whichever is earlier, to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase pursuant to the Option had the optionee’s status as an Eligible Person been maintained for the term of the Option.

o	If an optionee dies before the expiry of an Option in accordance with the terms thereof, the optionee’s legal representative(s) may, subject to the terms of the Option and the Option Plan:

a)
exercise the Option to the extent that the optionee was entitled to do so at the date of his or her death at any time up to and including, but not after, a date one year following the date of death of the optionee, or prior to the close of business on the expiration date of the Option, whichever is earlier; and

b)
with the prior written consent of the Board or the compensation committee, exercise at any time up to and including, but not after, a date one year following the date of death of the optionee, a further Option to purchase all or any of the optioned shares as the Board or the compensation committee may designate but not exceeding the number of optioned shares the optionee would have otherwise been entitled to purchase had the optionee survived.

•
The Company has no security purchase agreement or stock appreciation rights plan.  The Compensation Committee has authority to and may from time to time consider the implementation of such other equity incentive plans.

•
By its terms, the Option Plan may be amended by the Board without the consent of the shareholders, for limited purposes such as amendments necessary to ensure that the Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; amendments respecting the administration of the Option Plan and eligibility for participation under the Option Plan; amendments respecting the terms and conditions on which Options may be granted pursuant to the Option Plan, including provisions relating to the option price, the option period and the vesting schedule; and amendments that are of a housekeeping nature.

•	The Board may terminate the Option Plan at any time.

Shareholder Rights Plan

We entered into a shareholder rights plan effective November 28, 2007, upon the expiry of our previous shareholder rights plan (the “Rights Plan”).  The Rights Plan was not implemented in response to, or in anticipation of an acquisition or take-over bid of the Company.

Many Canadian public companies continue to have shareholders rights plans in effect.  These plans have as their objectives provided shareholders of the companies involved, and the board of directors of such companies, with the time necessary to ensure that, in the event of a take-over bid for their corporations, alternatives to the bid are explored and developed which may be in the best interest of the particular corporation and its shareholders.  Securities legislation in Canada currently permits a take-over bid to expire in 35 days.  The Board of Directors is of the view that this is not sufficient time to assess a take-over bid, were such a bid to be made, and if the Board of Directors deems appropriate, to explore and develop alternatives in the best interests of the Company and its shareholders.  In the event that competing bids emerge, the Board of Directors also believes that current securities legislation in Canada does not provide a sufficient minimum period of time for a board of directors to assess a competing offer or for shareholders to make a reasoned decision about the merits of the competing bids.  The Rights Plan is not intended to prevent a take-over bid or deter offers for the common shares or any other voting securities of the Company that might be issued in the future.  It is designed to encourage anyone seeking to acquire control of the Company to proceed either by way of a “Permitted Bid” (as described below), which requires a take-over bid to satisfy certain minimum standards designed to promote the fair treatment of all holders of the voting shares, or with the concurrence of the Board of Directors.

The following is a brief summary of the principal terms of our Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement, which is filed herewith as an Exhibit and incorporated by reference herein.  All capitalized terms used but not defined herein are defined in the Rights Plan Agreement.

Term

The term of the Rights Plan ends on the date of the Company’s Annual Meeting of Shareholders to be held in 2017, subject to ratification by the Company’s shareholders every three years, at which time the Rights (as defined below) will expire unless they are earlier terminated, redeemed or exchanged by the Board of Directors of the Company.

Distribution of Rights

To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights (the “Rights”) to the then-current shareholders of the Company at the rate of one Right for each common share outstanding as of the time of the termination of business at the Company’s annual and special meeting of shareholders held on November 28, 2007 (the “Record Time”).  In addition, one Right has been, and will continue to be, issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights.  The Rights Plan Agreement provides for the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

Exercise of Rights

The Rights will trigger (i.e. separate from the Company’s common shares) and will become exercisable eight trading days (the “Separation Time”) after a person (an “Acquiring Person”) has acquired 20% or more of, or commences or announces a take-over bid for, the Company’s outstanding common shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below).  The acquisition by an Acquiring Person of 20% or more of the Company’s outstanding common shares is referred to as a “Flip-in Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of the Flip-in Event.  By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s common shares to do so by way of a Permitted Bid or a Competing Permitted Bid, or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company’s common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company’s common shares.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by a legend imprinted on the Company’s common share certificates and will not be transferable separately from the common shares.  Common share certificates are not required to be exchanged in order for a shareholder to be entitled to the Rights.  A legend will be imprinted on all new certificates issued by the Company.  From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company’s common shares.

Rights of Rights Holders

No holder of Rights is entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any common share or other share or security of the Company that may at any time be issuable on the exercise of the Rights represented thereby, nor shall the holding of a Right be construed or deemed to confer upon the holder of any Right any of the rights, titles, benefits or privileges of a holder of common shares or any other shares or securities of the Company, any right to vote at any meeting of shareholders of the Company, or any right to consent or withhold consent to any action of the Company.

Flip-in Event

A “Flip-in Event” will be triggered if a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined in the Rights Plan).  Upon the occurrence of the Flip-in Event, each Right (except for Rights Beneficially Owned (as defined in the Rights Plan) by the Acquiring Person and certain other persons specified below) will provide the right to purchase from the Company upon exercise of the Right, in accordance with the terms of the Rights Plan, the number of common shares of the Company having an aggregate Market Price (as calculated under the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined below) for an amount in cash equal to the Exercise Price.  Accordingly, if one assumes a market price of $10 per share, then a shareholder could purchase for $50.00 ten shares, effectively acquiring the shares at half of the current market price, with the effect that the Acquiring Person may suffer substantial dilution of its interest in the Company.

The Rights Plan provides that Rights that are Beneficially Owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, including an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company’s common shares.

Acquiring Person

An “Acquiring Person” is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the outstanding voting shares of the Company.  An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of 20% or more of the outstanding voting shares of the Company as a result of Permitted Bids, Competing Permitted Bids and certain other exempt transactions.

Exercise Price and Anti-Dilution Adjustments

The “Exercise Price” of a Right is, as of any date, the price at which a holder may purchase the common shares issuable upon exercise of one whole Right.  Until that price is adjusted under the terms of the Rights Plan, the Exercise Price will be $200.00.

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right and the number of Rights outstanding are subject to adjustment from time to time upon certain events, including:

1.
if there is a dividend paid or payable in common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities, other than the issue of common shares or such other securities to holders of common shares in lieu of, but not in an amount that exceeds the value of, regular periodic cash dividends;

2.	a subdivision or consolidation of the common shares into a greater or lesser number of common shares, as the case may be;

3.
the issuance of any common shares or securities exchangeable for or convertible into or giving a right to acquire common shares or other securities in respect of, in lieu of or in exchange for existing common shares, except as otherwise permitted under the Rights Plan; or

4.
if the Company fixes a record date for the distribution to all holders of common shares of evidences of indebtedness, cash (other than a regular periodic cash dividend paid in common shares, but including any dividend payable in securities other than common shares), assets or subscription rights, options or warrants (other than securities referred to in the following paragraph), at a price per common share that is less than 90% of the Market Price per common share on the second trading day immediately preceding such record date; and

5.
if the Company fixes a record date for the distribution to all holders of common shares of certain rights, options or warrants to acquire common shares or securities convertible into or exchangeable for or carrying a right to purchase common shares at a price per common share less than 90% of the Market Price per common share on such record date.

No adjustment to the Exercise Price is required unless the adjustment, together with all other adjustments that have not been made as of such time as a result of this de minimis exception, would require an increase an increase or decrease in the Exercise Price of at least 1%.

Permitted Bids and Competing Permitted Bids

A Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A “Permitted Bid” is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

1.	the bid must be made to all holders of record of common shares;

2.	the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

3.
take-up and payment for shares may not occur unless the bid is accepted by persons holding more than 50% of the outstanding common shares (excluding, among others, shares held by the person responsible for triggering the Flip-in Event or any person that has announced an intention to make, or who has made, a takeover bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons);

4.	shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

5.
if the bid is accepted by the requisite percentage specified in clause (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A “Competing Permitted Bid” is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by applicable law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid must be approved by the Board of Directors and may be taken directly to the shareholders of the Company.  Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all, but not less than all, of the Rights at a redemption price of C$0.0001 per Right (the “Redemption Price”), appropriately adjusted in certain events.  Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company’s shares under the terms of the bid.  If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.  Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding.  The Board of Directors may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the Company’s shares within an agreed time.  Other waivers of the Rights Plan will require shareholder approval.

Shareholder Approval

The Rights Plan must be ratified by a majority of the votes cast at the Company’s applicable shareholder meeting by shareholders present or voting by proxy.  In addition, The Toronto Stock Exchange requires the Rights Plan to be ratified by shareholders within six months of the date of adoption of the Rights Plan by the Board of Directors. The Rights Plan will be subject to further ratification by the Company’s shareholders every three years

Amendment

Amendments or supplements to the terms of the Rights Plan (other than to fix clerical errors or to maintain the Rights Plan’s validity as a result of changes in legislation) require shareholder approval.  Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

AUDIT FEES

During the years ended June 30, 2010 and 2009, we were billed the following fees by our external auditors, KPMG LLP:

	Fees Incurred
Service	2010	2009

Audit Fees	$612,500	$250,000
Audit-Related Fees	Nil	Nil
Tax Fees	$20,000	$53,000
All Other Fees	Nil	Nil
Total Fees Billed	632,500	$303,000

Audit Fees.  Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

Tax Fees.  Tax fees consist of fees for tax advisory services, such as the preparation of income tax returns for the Company and its subsidiaries in Canada and the United States and for services in regard to tax planning, tax compliance, capital taxes and sales taxes.

Pre-Approval Policies and Procedures

The Board of Directors has established a written mandate for the audit committee, a copy of which is attached hereto as Schedule “A”. The Audit Committee follows the policies and procedures for the pre-approval of services to be provided by our external auditors set out in the mandate, which require Audit Committee pre-approval of all permitted audit, audit-related, tax and non-audit services.

Under these policies, all permitted services to be provided by our external auditors must be pre-approved by the Audit Committee or a designated member of the Audit Committee.  Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.  The pre-approval of services may be given at any time up to one year before commencement of the specified service.

Of the fees reported above, none of the fees billed by our external auditors were approved by the Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the U.S. Securities and Exchange Commission.

INDEPENDENCE OF EXPERTS

The Company’s auditors are KPMG, who have prepared an independent auditors' report in respect of the Company’s consolidated financial statements with accompanying notes for the year ended June 30, 2010. KPMG has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

LEGAL PROCEEDINGS

We are not a party to any material pending legal or arbitration proceedings and is not aware of any material contemplated legal proceedings to which we may be a party.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Canada and in the United States is Mellon Investor Services LLC at its principal offices in Ridgefield Park, New Jersey.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts prior to the date hereof.

In the ordinary course of our business, we enter into licenses for products which we develop; however, because of the immateriality of such licenses to us, they are not referenced here. The licenses for these products are more fully described in this annual information form under the heading “Business Overview - Licensing Arrangements”.

ADDITIONAL INFORMATION

Additional information, including directors’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, if any, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed year.

When securities of the Corporation are in the course of distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of the Corporation’s securities, the Corporation will provide the following documents to any person or company upon request to the Corporate Secretary of the Corporation:

1.	a copy of this annual information form, together with a copy of any document or the pertinent pages of any document incorporated by reference in this annual information form;

2.	a copy of our Financial Statements, together with the accompanying auditors’ report as well as copies of any subsequent interim financial statements that we have filed;

3.	a copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

4.	a copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.

At any other time, a copy of the documents referred to in subsections 1, 2, 3 and 4 above may be obtained from our Corporate Secretary, however, a reasonable fee may be charged if the request is made by a person or company who is not a shareholder of YM.

All requests for the above-mentioned documents must be addressed to:

YM BioSciences Inc.
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, Ontario
L4W 4Y4

Attention:	Secretary
Telephone:	(905) 629-9761
Fax:	(905) 629-4959
e-mail:	ir@ymbiosciences.com
Web Page:	www. ymbiosciences.com

SCHEDULE A

AUDIT COMMITTEE MANDATE

1.           General

The board of directors (the “Board”) of YM BioSciences Inc. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the audit committee (the “Audit Committee”). For the purpose of these terms of reference, the term “Corporation” shall include the Corporation and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Corporation, the fraud programs and controls, and audits of the financial statements of the Corporation. The Audit Committee shall also be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.           Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Canadian and United States securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a)	each member shall be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 “Audit Committees”;

(b)	at least one member must be “financially sophisticated” under the rules of the American Stock Exchange; and

(c)
at least one member must be an “audit committee financial expert” within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder.

3.           Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and related management discussion and analysis. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4.           Committee Charter

The Audit Committee shall have a written charter that sets out its mandate and responsibilities and the Audit Committee shall review and reassess the adequacy of such charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

5.           Duties of the Audit Committee:

The Audit Committee shall have the following duties:

Financial Information and Reporting

1.
The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Corporation and related financial reporting contained in all public disclosure documents, including all press releases, annual reports, annual information forms, management’s discussion and analysis and offering documents containing such financial results.

2.
The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, any financial statements or results of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus, press release or other public disclosure document of the Corporation.

3.
The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to in clause (a)(i) above), and periodically assess the adequacy of such procedures.

Internal Controls

4.	The Audit Committee shall review, as appropriate, the Corporation’s internal system of audit controls and the results of internal audits.

5.
The Audit Committee shall establish procedures for the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

6.	The Audit Committee shall oversee the assessment of fraud risk performed by management.

External Auditors

7.
The Audit Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.
The external auditor shall report directly to the Audit Committee and the Audit Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Audit Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Corporation.

9.
The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and the compensation of the external auditor.

10.	The Audit Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law.

11.
The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to consider any matter which the Audit Committee or external auditor believes should be brought to the attention of the Board or the shareholders of the Corporation.

12.	The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to review and discuss a report from the external auditor at least quarterly regarding:

(a)	all critical accounting policies and practices to be used

(b)	the potential for fraud

(c)
all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor, and

(d)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

Pre Approval of Non-Audit Services

13.	The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.

Complaints procedure

14.
The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

15.
The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

Reporting

16.
The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

6.           Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.